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05076904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

PRE-QUALIFICATION AMENDMENT NO. 1 TO REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Zoeller Company

(Exact name of issuer as specified in its charter)

Kentucky

(State or other jurisdiction of incorporation or organization)

3649 Cane Run Road, Louisville, Kentucky 40211-1961 (502) 778-2731

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Raymond P. Zoeller, Zoeller Company, 3649 Cane Run Road, Louisville, Kentucky 40211-1961 (502) 778-2731 (ext. 8167)

Copy to

James A. Giesel, Frost Brown Todd LLC, 400 West Market Street, 32nd Floor, Louisville, Kentucky 40202-3363 (502) 589-5400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

3561	61-0495071
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I

NOTIFICATION

ATTACHMENT

PART I, NOTIFICATION; ITEM 1 (a)

DIRECTORS

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Sharon Dueffert	3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
Mitchell H. Palmer	3649 Cane Run Road Louisville, Kentucky 40211-1961	7412 Springdale Drive Louisville, Kentucky 40241
C Barr Schuler	3649 Cane Run Road Louisville, Kentucky 40211-1961	3704 Hillsdale Road Louisville, Kentucky 40222
Bruce E. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	1844 Boone Trail Louisville, Kentucky 40245
John A. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	2668 Kings Highway Louisville, Kentucky 40205
Raymond P. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	8089 Cunningham Sarles Rd Borden, Indiana 47106
Larry W. Burke	3649 Cane Run Road Louisville, Kentucky 40211-1961	12305 Humming Bird Way Sellersburg, Indiana 47172
Thomas E. Dunham	3649 Cane Run Road Louisville, Kentucky 40211-1961	7505 Chestnut Hill Drive Prospect, Kentucky 40054
Dale Dodrill	3649 Cane Run Road Louisville, Kentucky 40211-1961	6934 Wythe Hill Circle Prospect, Kentucky 40059

ATTACHMENT

PART I, NOTIFICATION; ITEM 1(b)

OFFICERS

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
John A. Zoeller, CEO	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	2668 Kings Highway Louisville, Kentucky 40205
Gregory A. Dueffert, Secretary	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
Raymond P. Zoeller, Asst. Secretary	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	8089 Cunningham Sarles Rd. Borden. Indiana 47106
Michael A Brabowski, Vice President	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	5503 Kilinur Drive Prospect, Kentucky 40059
Edward Grant, Vice President	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	9801 Fairground Drive Prospect, Kentucky 40291

PART I, NOTIFICATION; ITEM 1, SIGNIFICANT PARTIES

(c) GENERAL PARTNERS

N/A

ATTACHMENT

PART I, NOTIFICATION: ITEM 1(d)

Record Owners of 5% or more of any class of Zoeller Company Equity Securities
As of 10/17/2005

	Total Stock		Class A Stock		Class Z Stock	
NAME	**#**	**%**	**#**	**%**	**#**	**%**
Clara W. Zoeller Trustee Of Cwz Revc Trust Dated 5\29\96	438,354	5.51%	118,549	7.98%	319,805	4.95%
Robert F. Zoeller Trustee Of Rfz Revc Trust Dated 5\29\96	416,810	5.24%	135,021	9.08%	281,789	4.36%
James W. Stuckert Rev Trust	419,000	5.27%	36,469	2.45%	382,531	5.92%
Sharon Dueffert	556,794	7.01%	98,832	6.65%	457,962	7.09%
Ann Z. Canaday	442,330	5.56%	75,533	5.08%	366,797	5.67%
James Zoeller	421,262	5.30%	35,945	2.42%	385,317	5.96%
Raymond Zoeller	523,700	6.59%	94,643	6.35%	429,057	6.64%
Leo Zoeller	498,378	6.27%	96,348	6.48%	402,030	6.22%
Zoeller Company Retirement Plan	724,254	9.11%	146,464	9.85%	577,790	8.94%
Zoeller Family Business, LLC	522,132	6.57%	280,573	18.87%	241,559	3.74%
Zee Fam Trust Dated 12/28/04	130,633	1.64%	130,633	8.78%	0	0.00%

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Sharon Dueffert	3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
James E. Zoeller	1405 Ballyclare Court Releigh, North Carolina 27614	1405 Ballyclare Court Raleigh, North Carolina 27614
Ann Z. Canaday	3223 Cassius Anchorage, Alaska 99508	3223 Cassius Anchorage, Alaska 99508
Robert F. Zoeller Trustee of RFZ Revc Trust Dates 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, Kentucky 40211-1961
Zoeller Co. Retirement Plan	3649 Cane Run Road Louisville, Kentucky 40211-1961	N/A
Clara W. Zoeller Trustee of CWZ Revc Trust Dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, Kentucky 40211-1961
Zee Fam Trust Dated 12/28/04	3649 Cane Run Road Louisville, Kentucky 40211-1961	N/A
Zoeller Family Business, LLC	1844 Boone Trail Louisville, Kentucky 40245	N/A
James Stuckert Rev. Trust	7308 Shadwell Lane Prospect, Kentucky 40059	7308 Shadwell Lane Prospect, Kentucky 40059
Raymond P. Zoeller	8089 Cunningham Sarles Rd Borden, Indiana 47106	8089 Cunningham Sarles Rd Borden, Indiana 47106
Leo F. Zoeller	80 Fairview Street Pleasureville, Kentucky 40057	80 Fairview Street Pleasureville, Kentucky 40057

ATTACHMENT

PART I, NOTIFICATION: ITEM 1(e)

Beneficial Owners of 5% or more of any class of Zoeller Company Equity Securities
As of 10/17/2005

	Total Stock		Class A Stock		Class Z Stock	
NAME	#	%	#	%	#	%
Clara W. Zoeller Trustee Of Cwz Revc Trust Dated 5\29\96	438,354	5.51%	118,549	7.98%	319,805	4.95%
Robert F. Zoeller Trustee Of Rfz Revc Trust Dated 5\29\96	416,810	5.24%	135,021	9.08%	281,789	4.36%
James W. Stuckert Rev Trust	419,000	5.27%	36,469	2.45%	382,531	5.92%
Sharon Dueffert	556,794	7.01%	98,832	6.65%	457,962	7.09%
Ann Z. Canaday	442,330	5.56%	75,533	5.08%	366,797	5.67%
James Zoeller	421,262	5.30%	35,945	2.42%	385,317	5.96%
Raymond Zoeller	523,700	6.59%	94,643	6.35%	429,057	6.64%
Leo Zoeller	498,378	6.27%	96,348	6.48%	402,030	6.22%
Zoeller Company Retirement Plan	724,254	9.11%	146,464	9.85%	577,790	8.94%
Zoeller Family Business, LLC	522,132	6.57%	280,573	18.87%	241,559	3.74%
Zee Fam Trust Dated 12/28/04	130,633	1.64%	130,633	8.78%	0	0.00%

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Sharon Dueffert	3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
James E. Zoeller	1405 Ballyclare Court Releigh, North Carolina 27614	1405 Ballyclare Court Raleigh, North Carolina 27614
Ann Z. Canaday	3223 Cassius Anchorage, Alaska 99508	3223 Cassius Anchorage, Alaska 99508
Robert F. Zoeller Trustee of RFZ Revc Trust Dates 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, Kentucky 40211-1961
Zoeller Co. Retirement Plan	3649 Cane Run Road Louisville, Kentucky 40211-1961	N/A
Clara W. Zoeller Trustee of CWZ Revc Trust Dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, Kentucky 40211-1961
Zee Fam Trust Dated 12/28/04	3649 Cane Run Road Louisville, Kentucky 40211-1961	N/A
Zoeller Family Business, LLC	1844 Boone Trail Louisville, Kentucky 40245	N/A
James Stuckert Rev. Trust	7308 Shadwell Lane Prospect, Kentucky 40059	7308 Shadwell Lane Prospect, Kentucky 40059
Raymond P. Zoeller	8089 Cunningham Sarles Rd Borden, Indiana 47106	8089 Cunningham Sarles Rd Borden, Indiana 47106
Leo F. Zoeller	80 Fairview Street Pleasureville, Kentucky 40057	80 Fairview Street Pleasureville, Kentucky 40057

PART I, NOTIFICATION; ITEM 1, SIGNIFICANT PARTIES

(f) PROMOTERS

N/A

ATTACHMENT

PART 1, NOTIFICATION; ITEM 1(g)

AFFILIATES OF ISSUER

Definition of "Affiliate" used in preparing the following list of "affiliated" shareholders appears in Attachment to Part I, Notification, Item 3.

NAME	BUSINESS ADDRESS	RESIDENTAL ADDRESS
John A. Zoeller Spouse: Elaine B. Zoeller Children Living at home: Andrew S. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	2668 Kings Highway Louisville, Kentucky 40205
Gregory A. Dueffert Spouse: Sharon Dueffert Children living at home: Dale A., Leanne M. & Kimberly Dueffert	3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
Michael A. Babrowski Spouse: Emily Babrowski	3649 Cane Run Road Louisville, Kentucky 40211-1961	5503 Kilinur Drive Prospect, Kentucky 40059
Edward P. Grant Spouse: Donna Grant Children living at home: Casey S. Grant	3649 Cane Run Road Louisville, Kentucky 40211-1961	9801 Fairground Road Louisville, Kentucky 40291
Mitchell H. Palmer Spouse: Karen Palmer Children living at home: Julie L & Michael H. Palmer	3649 Cane Run Road Louisville, Kentucky 40211-1961	7412 Springvale Drive Louisville, Kentucky 40241
Bruce E. Zoeller Spouse: Susan Zoeller Children living at home: Daniel & Eliza Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	1844 Boone Trail Louisville, Kentucky 40205
Raymond P. Zoeller Spouse: Deborah Zoeller Children living at home: Brittney N., Jennifer L., Nicholas S. & Jacob S. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	8089 Cunningham Sarles Road Borden, Indiana 47106
Robert Z. Zoeller, Trustee of RFZ Revocable Trust, dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40216	1909 Elmore Street Louisville, Kentucky 40216
Clara W. Zoeller, Trustee of CWZ Revocable Trust, dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40216	1909 Elmore Street Louisville, Kentucky 40216

C. Barr Schuler Spouse: Joan Schuler	3649 Cane Run Road Louisville, Kentucky 40211-1961	3704 Hillsdale Road Louisville, Kentucky 40222
Dale W. Dodrill Spouse: Carolyn J. Dodrill	3649 Cane Run Road Louisville, Kentucky 40211-1961	6934 Wythe Hill Circle Prospect, Kentucky 40059
Larry W. Burke Spouse: Margaret Burke	3649 Cane Run Road Louisville, Kentucky 40211-1961	12305 Hummingbird Way Sellersburg, Indiana 47172
Thomas E. Dunham Spouse: Barbara Dunham	3649 Cane Run Road Louisville, Kentucky 40211-1961	7505 Chestnut Hill Drive Prospect, Kentucky 40059

PART I, NOTIFICATION; ITEM 1(h), SIGNIFICANT PARTIES

COUNSEL TO THE ISSUER WITH RESPECT TO THE PROPOSED OFFERING

Company Counsel:

James A. Giesel, Esq.
Frost Brown Todd LLC
400 West Market Street
32nd Floor
Louisville, Kentucky 40202-3363
Phone No. (502) 589-5400

PART I, NOTIFICATION; ITEM 1, SIGNIFICANT PARTIES

(i), (j), (k), (l), and (m) UNDERWRITER

N/A

PART I, NOTIFICATION; ITEM 2

APPLICATION OF RULE 262

(a) No persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) N/A

ATTACHMENT

PART I, NOTIFICATION; ITEM 3

1. "Affiliate" Shareholders of Issuer who may sell under the Regulation A Offering Circular are listed below.

This Regulation A Offering Statement under Securities Act of 1933 applies solely to resale of securities by Affiliates of Zoeller Company ("Issuer"). Issuer will not be issuing any securities pursuant to this filing. For purposes of this filing, Issuer is defining "Affiliates" as: Directors, officers and/or 10% shareholders of the Issuer. We have also included each Affiliate's "control group" including spouses and children living at the home of, and under the control of, such Directors, Officers and/or 10% shareholders.

The aggregate sales price for securities of the Company resold by "Affiliate" shareholders intending to sell, and the subject of this Regulation A Offering, will not exceed $1,500,000.

The Zoeller Company has appointed a review Committee of its Board of Directors to receive notification of desire to sell Company securities pursuant of the Regulation A offering by any of the "Affiliates" listed above, in order to assure any said resale complies with the requirements of Regulation A, where such sales are to utilize the Regulation A exemption.

The Issuer has had net income from operations in its fiscal year.

ZOELLER CO LIST OF AFFILIATES AND CONTROL GROUP

	Securities held As of 10/17/2005		Securities that may Be sold under Reg. A		If max sold number of securities remaining		Possible Sales $ Price @ $20.00	
NAME	Class A	Class Z	Class A	Class Z	Class A	Class Z	Class A	Class Z
1. Larry W. Burke	-	1,800						
TOTAL	-	1,800		1,000	-	800	-	$20,000
2. Thomas E. Dunham	-	10,000						
TOTAL	-	10,000		1,000	-	9,000	-	$20,000
3. John Z. Zoeller	1,333	53,185						
Elaine B Zoeller	25,141	88,877						
Andrew S. Zoeller	1,973	16,665						
TOTAL	28,447	158,727		4,654	28,447	154,073	-	$93,080
4. Gregory A. Dueffert	7,733	70,491						
Jt w/Sharon Dueffert	12,608	12,608						
Sharon M. Dueffert	72,840	123,513						
Dale Dueffert	1,817	12,728						
Leanne M. Dueffert (Trust) Sharon Dueffert	1,917	19,311						
Kimberly Dueffert	1,917	19,311						
Dueffert Limited Partnership		200,000						
TOTAL	98,832	457,692		10,000	98,832	447,692	-	$200,000
5. Mike Babrowski	32	160						
Emily Babrowski	-	-						
TOTAL	32	160		160	32	-	-	$3,200
6. Edward P. Grant	-	-						
Donna S. Grant	-	-						
TOTAL	-	-		-	-	-	-	$0
7. Dale Dodrill	-	3,600						
Carolyn J. Dodrill	-	200						
TOTAL	-	3,800		1,000		2,800	-	$20,000
8. C. Barr Schular	-	1250						
Joanne Schular	-	1250						
TOTAL		2500		2500		-	-	$50,000
9. Mitchell H. Palmer & Karen Palmer	-	800						
TOTAL	-	800		800	-	-	-	$16,000

	Securities held As of 10/17/2005		Securities that may Be sold under Reg. A		If max sold number of securities remaining		Possible sales $ Price @ $20.00	
NAME	Class A	Class Z	Class A	Class Z	Class A	Class Z	Class A	Class Z
12. Bruce Zoeller	-	66,032						
Jt/wSusan Zoeller	-	4,792						
Susan Zoeller	-	8,906						
Daniel Zoeller	-	3,200						
Elizabet Zoeller	-	3,200						
Zoeller Family Business LLC	7,116	7,116						
TOTAL	7,116	93,246		3,012	7,116	90,234	-	$60,240
13.Raymond P. Zoeller	32,796	188,178						
Jt/wDeborah Zoeller	6,133	19,999						
Deborah Zoeller	-	120,000						
Brittney N. Zoeller	666	7,951						
Jennifer L. Zoeller	666	6,658						
Nicholas S. Zoeller	666	6,486						
Jacob Zoeller	666	6,365						
Home Grown Love	-	20,400						
Zoeller Family Business LLC	53,050	53,050						
TOTAL	94,643	429,057		7,000	94,643	422,057	-	$140,000
14. Robert Zoeller Trust	135,021	281,789						
Clara W. Zoeller Trust	118,549	319,805						
TOTAL	253,570	601,594		43,874	253,570	557,720	-	$877,480
GRAND TOTAL	482,640	1,759,376	-	75,000	482,640	1,684,376	-	$1,500,000

PART I, NOTIFICATION; ITEM 4

JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED

4(a) The securities will not be offered by underwriters, dealers or salespersons.

4(b) The securities will be offered for sale within the Commonwealth of Kentucky. The shares will be sold pursuant to a registration by coordination in the State pursuant to Section 292.360 of the Kentucky Revised Statutes. All Blue Sky expenses involved in such offers will be borne by the Company.

PART I, NOTIFICATION; ITEM 5

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

(a) The Issuer has not issued any unregistered securities within one year prior to the filing of this Form 1-A.

(b) No director, officer, promoter or principal security holder of the Issuer has sold any unregistered securities within one year prior to the filing of this Form 1-A, either directly or for their account.

PART I, NOTIFICATION; ITEM 6

OTHER PRESENT OR PROPOSED OFFERINGS

The Issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

PART I, NOTIFICATION; ITEM 7

MARKETING ARRANGEMENTS

(a) Neither the issuer nor any person named in response to Item 1 above nor any selling securityholder in the offering covered by this Form 1-A knows of any arrangement for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold any underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter involved with the securities covered by this Form 1-A.

PART I, NOTIFICATION; ITEM 8

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING STATEMENT

No expert named in the offering statement was employed on a contingent basis, has a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

PART I, NOTIFICATION; ITEM 9

USE OF A SOLICITATION OF INTEREST DOCUMENT

No publication authorized by Rule 254 was used prior to filing this notification.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

(Pursuant to Regulation A, the Securities Act of 1933)

ZOELLER COMPANY

Common Stock Class A (voting) and Class Z (non-voting)

Type of securities offered: Common Stock of Zoeller Company ("Company"), Class A (voting) and Class Z (non-voting) [see list of selling Shareholders and Company shares being offered by them at Question 14 below].*
Maximum number of securities offered: Class Z: 75,000.*
Minimum number of securities offered: Not Applicable
Price per security: $ 20.00
Total proceeds: If maximum sold: $ 1,500,000 If minimum sold: $ 0 (no minimum)
(See Questions 9 and 10)

[*Note: Zoeller Company will receive no proceeds from this filing. The purpose of this filing is to facilitate sales by certain shareholders, listed at Question 14, below.]

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No
Is there other compensation to selling agent(s)? [ ] Yes [x] No
Is there a finder's fee or similar payment to any person? [ ] Yes [x] No **(See Question No. 22)**
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No **(See Question No. 26)**
Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No **(See Question No. 25)**
Is transfer of the securities restricted? [ ] Yes [x] No **(See Question No. 25)**

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF AN OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company is currently conducting operations and has shown a profit in the last fiscal year.
This offering will be registered after the date of filing of this Offering Circular for offer and sale in the Commonwealth of Kentucky (registration by qualification). The Company will bear the cost of Blue Sky compliance.

TABLE OF CONTENTS

Offering Circular Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with the financial statements, consists of a total of 70 pages.

THE COMPANY

1. **Exact corporate name:** Zoeller Company

   State and date of incorporation: Commonwealth of Kentucky, March 11, 1955

   Street address of principal office: 3649 Cane Run Rd., Louisville, KY 40211-1961

   Company Telephone Number: (502) 778-2731

   Fiscal year: 12 / 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   James Giesel, Company Counsel, 400 West Market Street, Lou., KY 40202;
   John A. Zoeller, CEO, President, & Director, 3649 Cane Run Rd., Lou., KY 40211-1961

   Telephone Number (if different from above): (502) 589-5400

RISK FACTORS

2. **List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part or not provide an adequate return).**

(1) Lack of a Trading Market. Zoeller Company stock is not registered under the Securities Act of 1933 ("'33 Act"), is not publicly traded, and is not offered on any national or regional exchange. There is currently no official trading market for the Company's stock. The price that Company stock has been sold at over the past several years has been set by negotiations between individual willing buyers and willing sellers, and has varied from transaction to transaction. The risk in buying the stock is that no set resale value nor any liquid market can be guaranteed. Resale is restricted by the Company's non-public status.

In setting the price for the shares of Company stock addressed by this Offering Circular, the Company has looked to comparable publicly traded companies and discounted the value of its stock due to its lessened marketability as described above.

(2) Control by Management and the Zoeller Family. Company management and the Zoeller family members control a significant portion of Company stock (60%) as indicated in the response to Question 38, below. Management contains two Zoeller family members. Family control of a business entity can cause risks to business growth because the relationships among managers and decision makers may not be wholly based on business realities but, rather, on family considerations. The risk of family management and control may still affect the value of Zoeller Company stock and the Company's decisions in the future.

(3) Seasonal Sales. The sump pump industry is seasonal, although Company growth has been steady.

Because sales look to times of year when extensive precipitation occurs, dry years can result in lesser sales volume. The extent of sales in any year period is affected by the climatic conditions during any such period. The do-it-yourself, replacement market and growing product line for Company products have balanced the seasonality of construction modifying sale fluctuations.

(4) Lack of Diversification. One customer, Furgeson, a national industrial supply wholesaler, accounts for approximately 12% of the Company's sales. Although the Company has over 2500 customers currently (see Question 3(a) below) there is a risk of placing too much importance on one of these customers resulting in a negative impact on future sales, if the orders of said customer or customers decline precipitously.

(5) Effect of New Housing Market and Number of Housing Starts. Approximately 1/3 of the Company's business is affected directly by the new housing market and the number of housing starts. In any year in which the trends in new housing decline the Company's supply of products to the house building industry will be impacted. Weather and seasonal changes affect the rate of purchase of Company products in the building industry.

(6) Voting and Non-Voting Stock. The Company has two classes of stock: voting (Class A) and non-voting (Class Z). All of the stock involved in this offering is Class Z non-voting stock. The control of approximately 68% of the voting stock of the Company resides with family members or management (see Question 38). Purchase of non-voting stock does not give a potential shareholder rights to vote on most corporate issues. Voting and non-voting stock have equal rights to dividends and equal rights upon liquidation among other rights specifically assigned to all Company stock. The value of voting and non-voting stock may be different in secondary trading, but the Company has no control over that process.

(7) Arbitrarily-Set Sales Price. The price for the shares offered pursuant to this Regulation A filing ($20.00) has been arbitrarily set. The Company does not warrant that this value is currently the sole appropriate value for its stock based on all industry projections.

In setting the price for the offered shares, Company financial officers have looked to the performance of publicly traded securities of companies engaged in the same or generically similar businesses. This was done by comparing descriptions of Zoeller's business with the industry descriptions contained in the Standard Industrial Classification Manual. The Standard Industrial Classification Manual classifies industries by assigning a specific code to each, based upon the principal product or group of products produced or distributed, or services rendered. The codes, known as SIC codes, have been prepared under the supervision of the executive office of the President - Office of Management and Budget, to facilitate collection, tabulation, presentation and analysis of data relating to business establishments, in order to promote uniformity and comparability in the presentation of statistics collected by various agencies of government. Management of the Company believes that SIC codes offer one of the best methods of identification and selection of comparable companies engaged in the same or a similar line of business.

In this effort, management identified a group of domestic companies that were listed in Dialog On Disk: Standard & Poor's Corporation Records (a primary data base source of information on a broad spectrum of companies), under and on which data was provided in SIC Code 3561 "pumps and pumping equipment." Included in this SIC Code are establishments primarily engaged in manufacturing pumps and pumping equipment for general industrial, commercial, or household use. This includes establishments primarily engaged in manufacturing domestic water and sump pumps. The group was then screened by eliminating any company that: (i) did not appear to have significant stake in the markets related to the Company's market; (ii) was not currently profitable; or (iii) was of such extreme size or diversification that comparison was virtually meaningless. The eight companies that met the selection criteria are described under Question 3(c) below. Management compared the financials of these companies with the Zoeller Company and discounted for the fact that Zoeller Company is not publicly traded in reaching its sales price per share figure for the offered securities.

(8) No Publicly Available Financial Information on the Company. The Company is not registered under the Securities Act of 1933 and does not file regular reports with the Securities and Exchange Commission

pursuant to the Securities and Exchange Act of 1934 and Sections 15(d) and 13 thereof. Because no such information exists on the Company (since it is a private, closely-held corporation), it is more difficult to project future earnings and future business than for a publicly-traded company.

(9) Restricted Preemption Rights. The Articles of Incorporation of the Company provide that shareholders of Class A shares shall have preemptive rights in regard to the issuance of additional Class A shares and Class Z shareholders shall have the preemptive right in regard to issuance additional of Class Z shares. If the Company decides to issue additional shares of Class A or Class Z stock, the current shareholders of those classes will be provided a fair and reasonable opportunity to exercise a right to acquire proportional amounts of the new issue of said shares of whichever class of securities they currently own, in proportion to their current ownership in said class. In regard to exercise of the preemptive right by either a Class A shareholder or a Class Z shareholder, any such exercise is subject to the approval of a majority vote of the holders of that class of shares. This preemptive right means that current owners of shares of either class will keep their pro rata ownership status, unless they determine to sell. These restrictions decrease the possibility of a change in control of the Company.

(10) Inherent Risks. Certain risks associated with being in the pump manufacturing business have been addressed above, but there are general risks associated with owning a minority interest in a privately held company. Because the Company is privately held, without registered securities, investment in the stock is risky and should only be done for long term investment purposes and not for speedy resale. Since this is the case, any investor should have sufficient funds at his or her disposal so that investment in this stock would not create financial distress were the investment to precipitously decline in value, based upon one or more of the above risk factors.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Zoeller Company ("Zoeller" or the "Company") is engaged primarily in the manufacture and distribution of sump, sewage and dewatering pumps for residential, commercial and industrial use; a business it has conducted for over 65 years. Through its 2000 acquisition of Flint & Walling, Inc. in Kendallville, Indiana, the Company's product line now includes: well pumps, centrifugal pumps, and water softeners. Flint & Walling was established in 1866 and was previously owned by MASCO.

The Zoeller Company was founded in Louisville, Kentucky in 1939 by August Zoeller and sons to manufacture and market sump pumps through wholesale plumbing distributors. The Zoeller Company has grown over the past 65 years to its present position as a market leader, according to census bureau numbers appearing in the SSPMA (Sump and Sewage Pump Manufacturers Association) journal of 1996, which reports on manufacturing and sales results in the industry. The Company is one of the three major companies manufacturing and selling dewatering, sump, affluent and sewage pumps, accessories and systems in the United States, again according to these figures. The other two major competitors are Pentair and Tecumseh Company, who are large multi-national conglomerates. These and other competitors are listed at Question 3(c) below.

The Company manufactures and sells several lines of submersible and pedestal residential pumps, ranging from small 1/4 horse power dewatering and effluent pumps up to 100 horse power models. Company operations are conducted through 3 divisions (Zoeller Pump Company, HiLo Industries and Zoeller Engineered Products) and 3 wholly-owned subsidiaries (Lincoln Industries, Inc., Titan Pump Company Limited and Flint & Walling, Inc.).

Zoeller Engineered Products manufactures and sells larger pumps, which compliment establish Zoeller Pump Company lines, and heavy duty pumps for commercial/industrial applications. These pumps range in horse power from 1 to 75.

Lincoln Industries, Inc., an Indiana corporation based in Booneville, Indiana, manufactures plastic component parts for use in the manufacture of pumps and other engineered products. About 90% of Lincoln's sales are used in Zoeller products.

Flint & Walling, Inc., an Indiana corporation based in Kendallville, Indiana, manufactures well pumps, centrifugal pumps, sump and sewage pumps, and water softeners. They are strong in the retail and rural areas. They have about 5% of the well pump industry. Residential pumps sold through Zoeller Pump Co., Flint & Walling, Star Water System and HiLo Industries represent over 90% of Company sales. Zoeller's 1/3 horse power submersible pump is the Company's largest volume product. Company management believes that Zoeller has approximately a 20% share of the U.S. residential pump market for effluent (sump pump) and sewage (septic tank) systems. Approximately 1/3 of the Company's business is affected directly by the new housing market and the number of housing starts. The balance of the Company's business is tied primarily to the replacement market and, therefore, is not affected directly by cyclical fluctuation housing starts (as discussed above in regard to risk factors).

Titan Pump Company Limited, a Taiwan company, manufactures sump and sewage submersible pumps for the residential wholesale and retail market. Also is a sourcing company for Asian made components.

Zoeller Company years ago developed a J.I.T. ("just-in-time") manufacturing program that has enabled us to control our cost and inventory and to meet our customers' delivery needs. We design our own state-of-the-art machinery and use purchased C.N.C. (computer-controlled metal cutting machines) machines to facilitate the manufacturing process. Our wide customer base (currently over 2,500 customers) has enabled us to serve several segments of the market in the last few years. These market segments include: (i) plumbing, heating and wholesale customers and companies; (ii) do-it-yourself hardware and home hardware centers; and (iii) commercial and municipal customers. During the last 15 years we have entered in to the D.I.Y. ("do-it-yourself") market and Engineered Product market to supplement our plumbing wholesale distribution, with the percentage of total company sales represented by these new markets being between 10% and 12%. All of these markets are served by using manufacturer's representatives to service individual accounts.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Zoeller Company's primary manufacturing facility is located on Old Millers Lane in Louisville, Kentucky. The Company owns 213,000 square foot plant with about 15.5 acres of land. Additionally, the Company leases warehouse space for finished product storage. The current customers of the Company include those that are currently in the on-site waste water market as well as those that are expanding their plumbing and related services into the on-site waste water market.

Manufacturing a quality pump has been a Company standard since its inception. The Company has consistently stressed quality and workmanship in all of its products. The Company manufactures most of its products from purchased raw materials consisting primarily of electrical motor parts, raw castings, molded parts, switches and related components. The Company purchases its raw materials from numerous suppliers and management believes that other sources of supply are readily available. Approximately 75% of the Company's plastic components are purchased from its subsidiary, Lincoln Industries.

Zoeller Company and Flint & Walling have added several new products to their respective product line. The Flint & Walling acquisition required outside financing of approximately $7.5 million. This debt has been paid off.

In addition to pumps, the Company manufactures and distributes control systems and other accessories including electrical and mechanical alternators, starters, switches and alarm systems. Zoeller also develops, manufactures, and sells a line of proprietary products for the residential market place. The Company's "Qwik Jon" (for the professional market place) and "Power Flush" (for the do-it-yourself market place) products have enjoyed much success since their introduction in the late 1980's. These products ease the installation of toilets in basements. Another proprietary product, HomeGuard, a water-powered back-up pump system, was successfully introduced to the professional and DIY market places in 1995.

Historically, Zoeller's pure research and development expenses have been minimal. We expect that as our customers grow and expand that they will need further refinements to the current products supplied to them by the Company. Currently, the Company's market is served by existing Company products and refinements to such, on a customer by customer basis appear to be the majority of research growth anticipated for the near future. Because the Zoeller Company wishes to meet the emerging needs of its customers and its market as described above, it is beginning a new program of pure research at its Louisville site. The expanding market for effluent pumps in the on-site (waste water) market has some potential, in the Company's view, for strong growth in the future, depending upon small refinements in the current technology in the Company's pumping systems.

The Company is not dependent on any one supplier for raw materials or energy in the production of its pump products.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The industry in which the Company is selling and expects to sell its products and services is the sump pump industry within North America. This market is rather stable because most of the units are used in basements, and building code requirements have set the pattern for the product for several years. The market is subject to some change, however, as building code requirements evolve, multiple pumps are sometimes utilized, and the industry creates other uses for these pumps. In particular, as discussed above, in regard to the new on-site research program at the Zoeller Company, construction has recently sought alternatives to sewers in the on-site (waste water) market. The Company already supplies many products to the building and construction industry and as that industry grows and seeks new waste water pumping products and technologies, the Company will be prepared to make refinements to its current products.

The major competitors to the Company in its current North American market are Pentair and Tecumseh Company. These and other, smaller, competitors are described below.

A. Pentair, Inc. is a diversified industrial manufacturer operating in three segments: tools, water and enclosures. The water segment involves the manufacture and marketing of essential products for the transport, storage and treatment of water and wastewater and generates approximately 35% of total revenues.

B. Flowserve Corporation develops and manufactures precision-engineered flow control equipment for critical service applications where high reliability is required. The flow control system components it produces include pumps, valves and mechanical seals. The Company's products and services are used in several industries, including, but not limited to, the petroleum, chemical, power generation, water treatment and general industrial industries. Flowserve conducts its operations through three business segments: Flowserve Pump Division (FPD), Flow Solutions and Flow Control Division (FCD).

C. Gorman-Rupp Company: manufactures pumps. This company produces liquid handling pumps with capacities of 1 to 200 gallons per minute. Gorman's pumps are used in construction, waste handling, petroleum moving, air craft refueling, fire fighting and irrigation applications in the United States and Canada. This company also produces related equipment, including valves and motors.

D. ITT Industries, Inc. is a global multi-industry company engaged, directly and through its subsidiaries, in the design and manufacture of a wide range of engineered products and the provision of related services. The Company has four principal business segments: (i) Fluid Technology is engaged in the design, development, production, sale and after-sale support of products, systems and services used to move, measure and manage fluids; (ii) Defense Electronics and Services develops, manufactures and supports high-technology electronic systems and components, and provides communications systems and engineering and applied research; (iii) Motion and Flow Control comprises a group of units operating in the motion control and flow control market segments; and (iv) Electronic Components develops and manufactures connectors, interconnects, cable assemblies, switches, key pads, multi-function grips, panel switch assemblies, dome arrays, input/output card kits and LAN (local area network) components.

E. Tecumseh Products Company is an independent, global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications and a variety of pump products. In addition, as of December 30, 2002, due to the acquisition of the FASCO Motors Group, the Company also manufactures fractional horsepower electric motors and related products for a range of residential and commercial applications. Its products are sold in countries worldwide. With the acquisition of FASCO, Tecumseh groups its products into four principal market segments: Compressor Products, Electrical Components, Engine and Power Train Products and Pump Products.

F. Crane Co. is a diversified manufacturer of engineered industrial products. The Aerospace Segment consists of ELDEC, Hydro-Aire/Lear Romec, Interpoint, General Technology Corporation and Resistoflex-Aerospace. The Engineered Materials Segment consists of Kemlite and Polyflon. The Merchandising Systems Segment has two operating units, Crane Merchandising Systems and National Rejectors, Inc. GmbH. The Fluid Handling Segment consists of the Crane Valves, Crane Valves-U.K., Valve Services, Crane Pumps & Systems, Crane Environmental, Crane Supply businesses and Resistoflex-Industrial Products. The Controls Segment consists of Barksdale and Azonix/Dynalco.

G. Met-Pro Corporation manufactures and sells product recovery/pollution control equipment for purification of air and liquids, and fluid handling equipment for corrosive, abrasive and high-temperature liquids. The Company, which operates through 10 divisions and five wholly owned subsidiaries, markets and sells its products worldwide primarily in industrial markets. The Product Recovery/Pollution Control Equipment segment is composed of seven divisions and/or subsidiaries of the Company: Flex-Kleen Division, Stiles-Kem Division, Pristine Hydrochemical Inc., Sethco Division, Strobic Air Corporation, Duall Division and Systems Division. The Fluid Handling Equipment segment is composed of four divisions and/or subsidiaries of the Company: Mefiag, Keystone Filter Division, Dean Pump Division and Fybroc Division.

H. Robbins & Myers, Inc. is a designer, manufacturer and marketer of highly engineered, application-critical equipment and systems for the pharmaceutical, energy and industrial markets worldwide. The Company's Pharmaceutical segment includes the Reactor Systems business, which manufactures and markets primary processing equipment and engineered systems, and the Romaco business, which designs and markets secondary processing, dosing, filling, printing and security equipment. The Energy segment designs, manufactures and markets equipment and systems used in oil and gas exploration and recovery. The Industrial segment consists of the Company's Moyno, Tarby, Chemineer and Edlon businesses, which design, manufacture and market products that are used in specialty chemical, wastewater treatment and a variety of other industrial applications.

Seven of the eight companies are larger than Zoeller Company, with mean sales of approximately $1,878,425,000. Zoeller's net sales in 2004 were approximately $114,800,000 for the year ended December 31, 2004.

The Company's current competition with these and smaller competitors remains amicable due to the size and diversity of the market to which they all supply pumping equipment of many different sorts.

In regard to the global market to which the Company's products are addressed, 97% of such is within North America and 3% is in other countries within the hemisphere and abroad.

The competitive strength of the Company in its current market is the quality of its product and its excellent service reputation and delivery process. Because of the age of the Company and its experience in producing pumping hardware, the quality of Zoeller Company pumps is known throughout its market place, a combination of its price, quality of its product, and excellent service and delivery process are valued by its customers.

Although the market is highly price sensitive, Zoeller's long history of quality products made of cast iron and excellent service in the industry allow us to succeed. The Company is not the sole source for these products, but its experience in producing such and the fact that the total product is produced in one plant lend not only to easier quality controls but also avoid the pricing impact of shipping parts for additional assembly among several manufacturing sites.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company's products are marketed nationally by independent manufacturer's representatives. These are non-employee, commission salesmen. Some of the representatives, primarily on the West Coast, are stocking representatives that operate on a consignment basis. Foreign sales (beyond North America) represent less than 3% of sales.

Residential pumps are marketed through two primary distribution channels. The "Zoeller" brand name products are distributed through plumbing wholesalers to the professional market place. Zoeller added a retail line of pumps under the HiLo name in 1983 and the Star brand name was picked up in 2000 with the acquisition of Flint & Walling to serve the do-it-yourself market. The HiLo and Star products, which are similar in price and quality to the "Zoeller," are marketed in retail distribution chains, primarily do-it-yourself retailers. HiLo and Star Water System sales represent about 10% of total sales.

Well pumps are sold through two primary distribution channels. The "Flint & Walling" brand name products are distributed through plumbing wholesalers. The "Star" brand is distributed through the retail market.

The Company markets through independent manufacturing representatives. The network of independent manufacturing representatives, in turn, utilizes placement of advertisements for Company products in industry catalogs as well as relying upon calls to Company customers in regard to servicing existing products and supplying additional needs of customers. The markets focused on are the Company's core plumbing/heating wholesale customers, mass marketers, and home hardware centers. Industrial customers are also a focus of the manufacturer's representative network. Compensation for the manufacturer's representative utilized by the Company is purely on a commission's basis.

The Company's product development and supply forecast are based upon internal assessment of customer needs and are sensitive to the feedback of customers received both directly and through the marketing representative's network. No recent market study has been completed by the Company, other than an overview in late 1996 of prospects for the future.

The breadth and diversity of the Company's customers have resulted in the Company not having any major customer, based upon existing orders, which would constitute 20% or more of the Company's sales at any time. Distribution of products is based upon an as-needed order structure from the customers with no long standing, major supply contract with any one customer.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 12 / 01 / 05 $0
(a recent date)

As of 12 / 01 / 04 $0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

LOCATION	PRESENT	NEXT 12 MONTHS
Louisville Admin./other	102	107
F&W Admin./other	53	55
Indiana Admin./other	21	21
Total Corporate Admin./other	176	183
Louisville Plant	216	220
F&W Plant	72	72
Indiana Plant	47	47
Total Corporate Plant	335	339

The increases in employees at the Louisville locations are subject to collective bargaining, as well as 216 of the employees in the Corporate Plant. The current collective bargaining agreements expired on December 1, 2005. Negotiations are currently going on.

The plant workers who are union employees continue to have good relations with the Company.

No supplemental benefit programs or incentive arrangements are in place for employees other than the bonuses and profit sharing plan currently in place.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Zoeller Company owns its own pump manufacturing facility in Louisville, Kentucky on approximately 14.5 acres in a light industrial zone, on Old Miller Lane (facility is approximately 184,000 square feet).

The Company's current equipment used in manufacturing of its products consist of machine tools for fabricating the products and for warehousing of said products prior to sale. The Company employs no lease equipment in its manufacturing. The machinery consists of standard metal fabrication, cutting and assembly operational equipment and ancillary equipment for warehousing and handling of manufactured products.

Zoeller Company, through its subsidiary Lincoln Industries, owns its facility in Booneville, Indiana which consists of a 30,000 square foot manufacturing facility located on an approximately 6 acre site.

Zoeller Company, bought the plant, office and property in Kendallville Indiana on July 7, 2004 from Masco. Flint and Walling currently manufactures from the plant and office building, consisting of approximately 180,000 square footage.

The Company continues to explore the possibilities of acquiring other companies or additional property or equipment.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount

expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Although patents do not play a major role in our industry, quality, uniqueness, and innovation do. Historically our Research and Development expenses have been minimal, however we expect, under a new program of pure research, that the R&D expenses for the Company will increase slightly. The new research facility has been completed at the Louisville location at a cost of approximately $500,000.

R&D expenditures for 2004 by the Company were less than 1% of gross sales - approximately $467,000. It is anticipated that an increase in R&D expenditures up to approximately 1.5% to 2% of gross sales (approximately $1,000,000 to $1,250,000) will occur within the next several years.

(i) **If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effect upon the Company.**

No such material regulation.

(j) **State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

The Zoeller Company has three wholly owned subsidiaries, Lincoln Industries, a plastic molding facility, located in Booneville, Indiana, Titan Pump Company Limited located in Taiwan, and Flint & Walling, a pump manufacturing company located in Kendallville, Indiana. Lincoln's sales are approximately 5% of the Company's consolidated sales, and are made up of approximately 10% outside sales to other companies and 90% to the Company (in the form of parts used in Company product lines). Lincoln's sales results are included in the Company's consolidated financial statements. Titan's sales results are included in the Company's consolidated annual financial statements. Flint & Walling sales are approximately 27% of Zoeller Company consolidated sales. Flint & Walling sales results are included in the Company's consolidated annual financial statements

(k) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).**

Since 1995, the Zoeller Company has made three asset acquisitions, the HomeGuard Pump Company, in November 1995 for approximately $240,000, Aquanot in January 1998 for approximately $1,500,000 and Flint & Walling, Inc. in October 2000 for approximately $15,000,000. The source of funds for HomeGuard was a no interest debt obligation from the former owner of Home Guard that was paid through payment of $40,000 upon purchase and $40,000 per year for 5 years. The source of funds for Aquanot was a 5 year debt obligation from the former owner of Aquanot that was paid through payments over 5 years. The Flint & Walling acquisition required approximately a $7.5 million five-year-term, debt obligation.

The Company will always consider possible strategic alliances or acquisitions where it feels, that it needs to broaden product appeal and strengthen its product mix. The Company, generally, supports long term diversification into other related market areas involving pumping products.

4. (a) **If the Company was not profitable during its last fiscal year, list below in chronological order the event which in managements, opinion must or should occur or the milestones which in management□s opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

Not applicable - Zoeller Company profitable during last fiscal year.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Not applicable - Zoeller Company profitable during last fiscal year.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total Shares = 7,952,926

Total $ 10,970,604 [$ 1.38 per share]

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	14.5 (price/earnings multiple)	(total shares = 7,952,926)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ 50,656,745 ($ 6.37 per share) [Figures as of 12/31/04]

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Not applicable – the Company has not sold any securities during the last 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: n/a %
If the minimum is sold: n/a %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: n/a
If the minimum is sold: n/a *

*Same as above, share number will not change.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

The Zoeller Company will receive no proceeds from this offering. This Continuous or Delayed Regulation A filing was initiated to provide the affiliates of the Company listed in Item 1(g) of Part I with the opportunity to sell a portion of their shares of Zoeller stock.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Not applicable.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable - no amount will be used to reimburse any officer, director, employee or stockholder.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement

requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Zoeller Company does not have or anticipate any cash flow problems. The Company has no sign of trade payables that have not been paid and the Company is not subject to any unsatisfied judgements.

12. **Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

Not applicable.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. **Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:**

	Amount Outstanding		
	as of:	As Adjusted	
	09/30/05 (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 9.5 %)	$ 0	$	$
Long-term debt (average interest rate 9.5 %)	$ 300,000	$	$
Total debt	$ 300,000	$	$
Stockholders equity (deficit):			
Preferred stock - par or stated value (by class of preferred in order of preferences)			
	$	$	$
	$	$	$
	$	$	$
Common stock - par or stated value	$	$ 577,297	$ 577,297
Additional paid in capital	$	$	$
Retained earnings (deficit)	$52,487,387	$52,487,387	$52,487,387
Total stockholders equity (deficit)	$52,764,685	$	
Total Capitalization	$53,064,685	$	
	$	$	$

Number of preferred shares authorized to be outstanding: No preferred stock issued.

Number of common shares authorized: 3,000,000 voting Class A common shares and 17,000,000 non-voting Class Z common shares **shares. Par or stated value per share, if any:** $ no par value

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: -0- **shares.**

DESCRIPTION OF SECURITIES

14. **The securities being offered hereby are:**

Common Stock - Either voting (Class A), non-voting (Class Z) or both (in indicated amounts) may be sold by affiliated shareholders named below:

The shareholders potentially offering shares under this Regulation A filing, the number of shares that they may offer and the total price thereof are listed below:

	Securities that may be sold under Reg. A		Proposed Sales Price @ $20.00	
NAME (Affiliates, Control Group not listed)	Class A	Class Z	Class A	Class Z
1. Larry Burke	0	$ 1,000	0	$ 20,000
2. Thomas Dunham	0	1,000	0	20,000
3. John Zoeller	0	4,654	0	93,080
4. Sharon M. & Gregory A. Dueffert	0	10,000	0	200,000
5. Mike Babrowski	0	160	0	3,200
6. Edward P. Grant	0	0	0	0
7. Dale Dodrill	0	1,000	0	20,000
8. Barr Schuler	0	2,500	0	50,000
9. Mitchell H. Palmer	0	800	0	16,000
10. Bruce Zoeller	0	3,012	0	60,240
11. Raymond Zoeller	0	7,000	0	140,000
12. Robert F. & Clara Zoeller	0	43,874	0	877,480
Grand Total	0	$ 75,000	0	$ 1,500,000

15. These securities have:

	Class Z
Cumulative Voting Rights	No Voting Rights
Other Special Voting Rights	None
Preemptive rights to purchase in new issues of shares from their class	Yes*
Preference as to dividends or interest	None
Preference upon liquidation	None

*The Articles of Incorporation of the Company provide that shareholders of Class A shares shall have preemptive rights in regard to the issuance of additional Class A shares and Class Z shareholders shall have the preemptive right in regard to issuance additional of Class Z shares. If the Company decides to issue additional shares of Class A or Class Z stock, the current shareholders of those classes will be provided a fair and reasonable opportunity to exercise a right to acquire proportional amounts of the new issue of said shares of whichever class of securities they currently own, in proportion to their current ownership in said class. In regard to exercise of the preemptive right by either a Class A shareholder or a Class Z shareholder, any such exercise is subject to the approval of a majority vote of the holders of that class of shares. This preemptive right means that current owners of shares of either class will keep their pro rata ownership status, unless they determine to sell.

A shareholder can, of course, waive his preemptive right by written notification to the Company. The preemptive rights granted to shareholders of each class do not cover shares issued as compensation to directors, officers, agents or employees of the corporation or shares issued to satisfy option rights which may be created to provide compensation to directors, officers, agents or employees or in the case of shares sold otherwise than for money, as provided in Section 271B.6-300 of the Kentucky Revised Statutes.

16. Are the securities convertible? [ ] Yes [x] No

If so, state conversion price or formula.
Date when conversion become effective: ___/___/___
Date when conversion expires: ___/___/___

17. (a) If securities are notes or other types of debt securities:

Not Applicable - the securities are not notes or other types of debt securities.

(1) **What is the interest rate?** ________%
If interest rate is variable or multiple rates, describe: N/A

(2) **What is the maturity date?** ___/___/___
If serial maturity dates, describe: N/A

(3) **Is there a mandatory sinking fund?** [ ] Yes [ ] No
Describe: N/A

(4) **Is there a trust indenture?** [ ] Yes [x] No
Name, address and telephone number of Trustee

(5) **Are the securities callable or subject to redemption?** [ ] Yes [ ] No
Describe, including redemption prices: N/A

(6) **Are the securities collateralized by real or personal property?** [ ] Yes [ ] No **Describe:** N/A

(7) **If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.** N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $ N/A

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ N/A

How much indebtedness is junior (subordinated) to the securities? $ N/A

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" mean pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. N/A - the securities are not notes or other types of debt securities.

Last Fiscal Year

	Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges" =	N/A	________	
If no earnings show "Fixed Charges" only	________	________	

Note: **Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.**

Not applicable.

18. **If securities are Preference or Preferred stock:** Not applicable - securities offered are not preference or preferred stock.

Are unpaid dividends cumulative? [ ] Yes [x] No
Are securities callable? [ ] Yes [x] No
Explain:

Note: **Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.**

19. **If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:** None.

20. **Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):** $37,954,033 (Constituting the retained earnings of the Company which will be available of dividends when, and if, declared, after subtracting short and long term deficit of $14,533,354 as of 9/30/05.)

PLAN OF DISTRIBUTION

Due to the fact that the Zoeller Company will receive no proceeds from this filing or the subsequent sale of any of the securities offered by certain shareholders, there is no plan of distribution. The intention of this filing is to allow any of the listed affiliates of the Company (see Question 14), who wishes to sell his or her individually owned stock in the Zoeller Company to sell such shares pursuant to the requirements of Regulation A. Each such shareholder will notify Zoeller Company before he or she utilizes this Regulation A filing exemption. Each shareholder will either identify a third party purchaser and the number of such securities to be sold or indicate to the Company the number of securities he or she has indicated to a broker or other administrative agent for potential sale.

21. **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:** Not Applicable.

Name: ____________________ Name:
Address: ____________________ Address:
____
Telephone No.: ( )________________ Telephone No.: ( )

22. **Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who are compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)** Not applicable.

23. **Describe any material relationships between any of the selling agents or finders and the Company or its management.**

Not applicable.

Note: **After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be appropriate to rely upon any recommendation by the selling agents or finders to buy the securities.**

24. **If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:** Not applicable. Sale is being made by individual shareholders listed in Question 14.

Name: ____________________ Name:

Address: ____________________ Address:

Telephone No.: ( )________________ Telephone No.: ( )

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This Regulation A filing is solely for resale of Company securities by affiliates of the Company, as listed above at Question 14. It is not directed at a specific group of purchasers to the Company's knowledge.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [x] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable - no escrow agent.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

There will be no resale restrictions on the securities offered hereunder.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

A. Dividends Paid 1999-2005:

ZOELLER COMPANY
STOCK DIVIDEND DISTRIBUTION
1999-2005

DESCRIPTION		OUTSTANDING SHARES	DECLARED DIVIDEND/SHARES	TOTAL PAID	TYPE OF DIVIDEND REG	SPEC
1999	FIRST QUARTER	4,147,410	0.05	$207,370.50	0.05	$ -
	SECOND QUARTER	4,147,410	0.05	$207,370.50	0.05	$ -
	THIRD QUARTER	4,147,410	0.05	$207,370.50	0.05	$ -
	FOURTH QUARTER	4,147,410	0.21	$870,956.10	0.05	$ 0.16
2000	FIRST QUARTER	4,147,410	0.06	$248,844.60	0.06	$ -
	SECOND QUARTER	4,147,410	0.06	$248,844.60	0.06	$ -
	THIRD QUARTER	4,147,410	0.06	$248,844.60	0.06	$ -
	FOURTH QUARTER	4,147,410	0.29	$1,202,748.90	0.06	$ 0.23
2001	FIRST QUARTER	4,147,410	0.07	$290,318.70	0.07	$ -
	SECOND QUARTER	4,147,410	0.07	$290,318.70	0.07	$ -
	THIRD QUARTER	4,147,410	0.07	$290,318.70	0.07	$ -
	FOURTH QUARTER	4,147,410	0.38	$1,576,015.80	0.07	$ 0.31
2002	FIRST QUARTER	4,147,410	0.08	$331,792.80	0.08	$ -
	SECOND QUARTER	4,147,410	0.08	$331,792.80	0.08	$ -
	THIRD QUARTER	4,147,410	0.08	$331,792.80	0.08	$ -
	FOURTH QUARTER	4,147,410	0.345	$1,430,856.45	0.08	$0.345
2003	FIRST QUARTER	4,147,410	0.09	$373,266.90	0.09	$ -
	SECOND QUARTER	4,147,410	0.09	$373,266.90	0.09	$ -
	THIRD QUARTER	3,981,445	0.09	$358,330.05	0.09	$ -
	FOURTH QUARTER	3,981,445	0.55	$2,189,794.75	0.09	$0.460
2004	FIRST QUARTER	7,952,926	0.05	$397,646.30	0.05	$ -
	SECOND QUARTER	7,952,926	0.05	$397,646.30	0.05	$ -
	THIRD QUARTER	7,952,926	0.05	$397,646.30	0.05	$ -
	FOURTH QUARTER	7,952,926	0.30	$2,385,877.80	0.05	$0.250
2005	FIRST QUARTER	7,941,616	0.06	$476,496.96	0.06	$ -
	SECOND QUARTER	7,941,616	0.06	$476,496.96	0.06	$ -
	THIRD QUARTER	7,941,616	0.06	$476,496.96	0.06	$ -
	FOURTH QUARTER	7,941,616		$0.00	0.06	
				$16,618,523.23		

B. Tender Offer: Company Tender Offer effective September 1, 2003, resulted in 1,858 shares of Class A and 164,107 shares of Class Z being purchased from shareholders (all shareholders were solicited). Total value of tender offer was $3,817,195 ($23.00 per share).

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. **Chief Executive Officer:** **Title:** C.E.O. /President

Name: John A. Zoeller **Age:** 47

Office Street Address: 3649 Cane Run Road., Lou., KY 40211-1961 **Telephone No.:** (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Zoeller Company Secretary since 1982, Director since 1982; Zoeller Company Operations Coordination Manager.

Education (degrees, schools, and dates): University of Louisville (BA (1979)), Licensed Professional Engineer (1982).

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. **Chief Financial Officer:** **Title:** Vice President, Controller

Name: Edward Grant **Age:** 58

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961 **Telephone No.:** (502) 778-2731 (ext. 8206)

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Controller for Zoeller Company since 1978.

Education (degrees, schools, and dates): BA University of South 1967, MBA University of Kentucky 1969.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time: Full time.

31. **Other Key Personnel:**

(A) **Name:** Gregory A. Dueffert **Age:** 57

Title: Vice President/Secretary/Treasurer

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961 **Telephone No.:** (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Assistant Secretary in 1987.

Education (degrees, schools, and dates):

BS in Engineering Management/Mechanical Engineering University of Louisville – 1975.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

32. Number of Directors: 9 **If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:**

33. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Sharon M. Dueffert **Age:** 49

Title: Director

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961 **Telephone No.:** (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mrs. Dueffert graduated with honors from University of Louisville, May 1981 with a Bachelor of Science of Commerce Degree. Mrs. Dueffert's major is in Marketing. She has worked for Zoeller thirteen years in a variety of areas. She has also served on the Board of Directors for Holy Cross High School for six years, two of which she was Chairman. She has also been a Girl Scout leader for eight years.

(B) Name: Mitchell H. Palmer **Age:** 51

Title: Chairman of Board of Directors

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961 **Telephone No.:** (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Palmer is a Certified Public Accountant and is Secretary and Treasurer of Eminence Speaker Corporation, a manufacturer of loudspeakers. Prior to his joining Eminence Speaker in 1993, he had been in public accounting for 19 years. Mr. Palmer received a Bachelor of Science degree in Accounting from Murray State University in 1973. He currently serves on the Board of Directors of the Louisville Advanced Technology Council and the Kentucky Technology Service.

(C) Name: Barr Schuler **Age: 62**

Title: Director

Office Street Address: 3649 Cane Run Rd., Lou., Ky., 40211-1961 **Telephone No.: (502) 778-2731**

Name of employees, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Schuler is retired from Thomas Industries, Inc. after 32 years of service. Mr. Schuler served as Vice President and Treasurer, Chief Financial Officer, and Senior Vice President Corporate Development and Acquisitions. He has been on the Board of Directors of Jefferson Banking Company since 1994. He is a graduate of Xavier University with a B.S.B.A. degree.

(D) Name: Thomas E. Dunham **Age:** 62

Title: Board of Director

Office Street Address:
3649 Cane Run Rd., Lou., Ky., 40211-1961 **Telephone No.:** (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Dunham is retired from General Electric after serving for 31 years in various capacities including research, engineering, manufacturing and general business management. His most recent position was Vice President of GE's Medical Systems Service Business for the America. Tom currently serves on the boards of several privately held corporations. He received a Bachelor of Arts Degree from Ohio Wesleyan University in 1963, Bachelor of Metallurgical Engineering in 1968 and Ph.D. in Metallurgy in 1968 from Ohio State University.

(E) Name: Larry W Burke **Age:** 64

Title: Board of Director

Office Street Address: **Telephone No.:** (502) 778-2731
3649 Cane Run Rd., Lou., KY 40211-1961

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Burke is retired from the 3M Corporation following its acquisition of Robinson Nugent, Inc., headquarters in New Albany, Indiana. Positions held during 21 years of employment at Robinson Nugent included VP Engineering, Executive VP and 11 years as President and CEO. He also worked for General Electric for 17 years. Community service includes past membership on boards of U of L Speed Scientific School, IU Southeast, Rauch Inc., Junior Achievement of Kentuckiana, and Heritage Bank of Jeffersonville. Mr. Burke holds a Bachelors and Masters degree in Mechanical Engineering from Purdue University.

(F) Name: Bruce E. Zoeller **Age:** 50

Title: Director

Office Street Address: **Telephone No.:** (502) 778-2731
3649 Cane Run Rd., Lou., KY 40211-1961

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Zoeller is the President of D.P. Specialists, Inc., a firm providing custom programming and computer support to local companies for eight and one-half years. He completed a B.S. degree in Business Computer Technology in 1985 at University of Louisville Speed School. Bruce is a member of two business advisory groups in Louisville.

(G) Name: Raymond P. Zoeller **Age:** 35

Title: Director/Assistant Secretary/ Assistant Treasurer

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961

Telephone No.: (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Zoeller, a graduate of University of Louisville Business School, majored in Finance. He is currently working as a New Product Manager for Zoeller Company. He has served on the Board since 1989 and has worked at the Company since 1992 in several different departments.

(H) Name: Dale W. Dodrill **Age:** 61

Title: Director

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961

Telephone No.: (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Dodrill was the past president of Thomas Transportation Group, Inc. which is a startup flatbed freight service. Prior to joining Thomas Transportation Group, he was Chairman, President and C.E.O. of American Synthetic Rubber Corporation, where he was employed for 17 years. Mr. Dodrill received his MSIE from West Virginia University in 1968 and his BSIE from West Virginia University in 1966.

34 (a) **Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**
[ ] Yes [x] No **Explain:**

(b) None **of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry.**

(c) **The Company is currently operating.**

(d) **None of the Company's key personnel are consultants or other independent contractors.**

(e) **If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.**

35. **If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.** Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience

to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

36. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Record Owners of 10% or more of any class of Zoeller Company Equity Securities*
10/17/05

	Class A Stock		Class Z Stock		Total Stock	
Name	#	%	#	%	#	%
Clara W Zoeller Trustee of CWZ Revc Trust dated 5/29/96	118,549	7.98	319,805	4.95	453,098	5.51
Robert F. Zoeller Trustee of RFZ Revc Trust Dated 5/29/96	135,021	9.08	281,789	4.36	416,810	5.24
Zoeller Family Business, LLC	280,573	18.87	241,559	3.74	522,132	6.57

Beneficial Owners of 10% or more of any class of Zoeller Company Equity Securities (as of 10/17/05)*

	Class A Stock		Class Z Stock		Total Stock	
Name	#	%	#	%	#	%
Clara W Zoeller Trustee of CWZ Revc Trust dated 5/29/96	118,549	7.98	319,805	4.95	453,098	5.51
Robert F. Zoeller Trustee of RFZ Revc Trust Dated 5/29/96	135,021	9.08	281,789	4.36	416,810	5.24
Zoeller Family Business, LLC	280,573	18.87	241,559	3.74	522,132	6.57

*Although figures on the two Trusts set forth above show ownership under 10% individually, the fact that R.F. Zoeller and C.W. Zoeller are married may be deemed to create a sufficient control factor so as to result in influence by either or both on the combined shares (or some portion thereof).

As to these owners:
Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961
Telephone No.: (502) 778-2731
Principal occupation: Retired

37. Number of shares beneficially owned by Officers and Directors as a group (including the controlled group of each; i.e. stocks owned by spouses and minor children):
Before offering: 2,242,016 **shares (** 28.23 **% of total outstanding)**
After offering: **a) Assuming minimum securities sold:** ________ **shares** (_____% of total outstanding)
b) Assuming maximum securities sold: 2,167,016 **shares** (27.28 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

38. (a) **If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.** 1. Robert F. Zoeller - Principal Stockholder (retired President and CEO) - Father
   2. Clara W. Zoeller - Principal Stockholder - Mother
   3. Bruce E. Zoeller - Director - Son/Brother
   4. Sharon Zoeller Dueffert - Director - Daughter/Sister
   5. John A. Zoeller - Director and CEO - Son/Brother
   6. Raymond P. Zoeller – Director –Assistant Secretary - Son/Brother
   7. Gregory A. Dueffert - Vice President/Secretary - Son-in-Law/Brother-in-Law

(b) **If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.**

Not applicable.

(c) **If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.** Not applicable.

39. (a) **List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

	Payroll W2	Mileage W2	Total W2's
John Zoeller	255,937.09	877.94	256,815.03
Greg Dueffert	164,250.06	1,170.46	165,420.52
Ken Zoeller	190,823.00	695.12	191,518.12
Ed Grant	142,273.02	2,100.64	144,373.66
Mike Babrowski	165,938.52	2,005.07	167,943.59
Frank Bailey	143,049.98	949.50	143,999.48
Raymond Zoeller Company	54,247.37		

(b) **If remuneration is expected to change or has been unpaid in prior years, explain:** No change expected.

(c) **If any employment agreements exist or are contemplated, describe:** No Employment Agreements exist or are contemplated.

40. (a) **Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __No__ shares (__0__% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:** None.

(b) **Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ___0___ shares.** None.

(c) **Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.** None.

41. **If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:** No arrangement of this nature with key personnel.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

42. **Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.** No such material litigation.

FEDERAL TAX ASPECTS

43. **If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.** The Company is not an S corporation.

    Name of Tax Advisor:
    Address:
    Telephone No.: ( )___-

Note: **Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.**

MISCELLANEOUS FACTORS

44 **Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.** None.

FINANCIAL STATEMENTS

45. The 2003 and 2004 audited and 9/30/05 unaudited financial statements are attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

46. **If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.** Not applicable.

47. **Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.**

    The acquisition of Flint & Walling, finalized October 2, 2000, has broadened Zoeller Company's line of products into the potable water industry. The earnings per share have gone up over the past twelve months and we expect it to continue going up.

    The Company is not aware of no current changes in the underlying economics of the industry.

48. **If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: __38__%. What is the anticipated gross margin for next year of operations? Approximately _38_%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.**

49. **Foreign sales as a percent of total sales for the last fiscal year:__2.4__%. Domestic government sales as a percent of total domestic sales for last fiscal year: __.5__%. Explain the nature of these sales, including any anticipated changes:**

Products sold to foreign purchasers are consistent with domestic products. It is not anticipated that any significant changes will occur in regard to foreign sales or domestic government sales.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

(1) **Balance Sheet - as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.** (Included herein)

(2) **Statements of income, cash flows, and other stockholders equity - for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.** (Included herein)

(3) **Financial Statements of Businesses Acquired or to be Acquired.** Not applicable.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2004 and 2003
and Nine Months Ending 9/30/05

CONTENTS

Management's Report on the Attached Financial Statements

The interim financial statements of the Company for the 9 months ended Sept.30, 2005 included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of Sept 30, 2005 and results of its operations and its cash flows for the 9 months ended Sept. 30, 2005. The interim results of operations for the 9 months ended Sep. 30, 2005 are not necessarily indicative of the results that may be achieved for the full year.

The accompanying consolidated financial statements of the Company for the years ended December 31, 2003 and 2004 have been prepared by the Company. Audited financial statements for the years ended December 31, 2003 and 2004 are available upon request. Management's accompanying 2003 and 2004 financial statements present fairly the financial position of the Company as of December 31, 2003 and 2004 and the results of its operations and its cash flows for the years then ended.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS	Sept.30, 2005 2005	31-Dec 2004	31-Dec 2003
CURRENT ASSETS			
Cash and cash equivalents (Notes 1 and 9)	$1,553,690	$ 3,982,273	$ 5,855,231
Short-term investments (Note 1)	16,977,482	15,831,085	10,666,021
Accounts receivable (Note 1)	17,503,915	11,367,899	10,460,416
Inventories (Notes 1 and 2)	17,788,698	17,309,372	17,014,170
Deferred tax asset (Note 6)	955,000	955,000	934,000
Note receivable-related party (Note 3)	0	108,089	108,089
Refundable income taxes	563,593	403,780	
Prepaid expenses and other current assets	---	116,977	232,515
Total current assets	55,342,378	50,074,475	45,270,442
PROPERTY, PLANT AND EQUIPMENT, at (Notes 1 and 9)			
Land	497,510	497,510	329,255
Buildings and improvements	8,842,197	7,620,753	7,122,158
Machinery and equipment	11,328,574	10,560,140	9,741,660
Office equipment	3,242,630	3,252,578	2,102,219
Transportation equipment	442,158	441,021	406,163
	24,353,069	22,372,002	19,701,455
Less accumulated depreciation	14,015,202	12,700,158	11,112,122
	10,337,867	9,671,844	8,589,333
OTHER ASSETS (Notes 1 and 4)	2,841,848	1,850,736	1,868,492
	$ 68,522,093	$ 61,597,055	$ 55,728,267

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Sept. 30, 2005 2005	Dec. 31 2004	2003
CURRENT LIABILITIES			
Accounts payable	$5,371,379	$ 3,707,566	$ 5,290,518
Dividends payable	2,263,437	2,385,878	2,189,795
Payroll, payroll taxes and related liabilities	2,290,514	1,912,855	1,981,695
Employee bonuses and profit-sharing accruals (Note 7)	3,636,534	4,075,000	3,800,000
Accrued warranty expense	962,505	971,462	976,161
Income taxes payable (Notes 1 and 6)	---		600,000
Total current liabilities	14,524,369	13,052,761	14,838,169
LONG-TERM DEBT (Note 5)	300,000	300,000	300,000
DEFERRED TAX LIABILITY (Notes 1 and 6)	679,000	679,000	489,000
COMMITMENTS AND CONTINGENCIES (Notes 6, 7, 8 and 9)			
STOCKHOLDERS' EQUITY (Note 8)			
Controlling interest:			
Common stock A, without par value, 1,500,000 shares authorized; 1,486,474 shares issued and outstanding for 2004 and 2003 and Sept. 30, 2005	108,062	108,062	216,089
Common stock Z, without par value, 18,500,000 authorized; 6,466,452 shares issued and outstanding for 2004 and 2,494,971 shares issued and for 2003; 6,455,142 issued for Sept. 30, 2005	469,235	470,057	362,754
Retained earnings	52,433,967	46,762,815	39,522,255
Accumulated other comprehensive income:			
Cumulative currency translation adjustment	7,460	7,460	
	53,018,724	47,348,394	40,101,098
Minority interest	---	216,900	
	53,018,724	47,565,294	40,101,098
Total liabilities and stockholders' equity	$ 68,522,093	$61,597,055	$55,728,267

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004 and 2003
Interim Statement Sept., 30, 2005

	9 months 2005	2004	2003
Gross sales	$105,665,176	$123,880,329	$114,414,427
Less freight, discounts, allowances and rebates	7,579,709	9,059,931	8,217,288
Net sales	98,085,467	114,820,398	106,197,139
Cost of goods sold	64,358,859	75,764,511	69,740,938
Gross profit	33,726,608	39,055,887	36,456,201
Expenses:			
Selling, general and administrative	19,301,936	22,942,749	21,236,093
Operating income	14,424,672	16,113,138	15,220,108
Other income, net	186,238	118,754	385,332
Income before income taxes	14,610,910	16,231,892	15,605,440
Provision for income taxes (Notes 1 and 6)	5,540,361	5,312,614	5,734,899
Minority interest in subsidiary's loss	---	51,326	
	$ 9,070,549	$ 10,970,604	$ 9,870,541

See Notes to Consolidated Financial Statements.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2004 and 2003
Results Through 9/30/05

	Controlling Interests					
	Common Stock Class A	Common Stock Class Z	Retained Earnings	Accumulated Other Comprehensive Income	Minority Interests	Totals
Balance at December 31, 2002	$ 216,360	$ 386,615	$ 36,739,437			$ 37,342,412
Net income			9,870,541			9,870,541
Common stock purchased	(271)	(23,861)	(3,793,064)			(3,817,196)
Cash dividends declared (82 cents/share)			(3,294,659)			(3,294,659)
Balance at December 31, 2003	216,089	362,754	39,522,255			40,101,098
Stock split (Note 8)	(108,027)	108,027				
Net income (loss)			10,970,604		$ (51,326)	10,919,278
Common stock redemption		(724)	(151,227)			(151,951)
Cash dividends declared (45 cents/share)			(3,578,817)			(3,578,817)
Capital contribution					268,226	268,226
Other comprehensive income:						
Provision for currency translation				$ 7,460		7,460
Balance at December 31, 2004	$ 108,062	$ 470,057	$ 46,762,815	$ 7,460	$ 216,900	$ 47,565,294
Net Income (loss)			9,070,549			9,070,549
Common Stock Redemption		(822)	(182,965)			(183,787)
Cash Dividends			(3,216,432)			(3,216,432)
Minority Interest Retirement					(216,900)	(216,900)
Balance at Sept. 30 2005	108,062	469,235	52,433,967	7,460	0	53,018,724

See Notes to Consolidated Financial Statements.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities:			
Cash received from customers	$97,300,641	$113,876,444	$105,167,153
Cash paid to suppliers and employees	(86,354,702)	(98,717,748)	(88,730,333)
Interest paid			(13,492)
Income taxes paid	(5,700,173)	(6,147,393)	(5,399,899)
Net cash provided by operating activities	5,245,766	9,011,303	11,023,429
Cash flows from investing activities:			
Purchases of property, plant and equipment	(1,992,566)	(2,771,847)	(1,568,053)
Proceeds from sale of property, plant and equipment	11,499	17,404	66,671
Purchases of short-term investments/other assets	(3,637,509)	(7,015,310)	(5,325,625)
Proceeds from sale of short-term investments	1,500,000	2,000,000	2,000,000
Net cash used in investing activities	(4,118,576)	(7,769,753)	(4,827,007)
Cash flows from financing activities:			
Proceeds from long-term debt	---	---	300,000
Purchase of common stock	---	---	(3,817,196)
Capital contribution/Retirement	(216,900)	268,226	
Dividends paid	(3,338,873)	(3,382,734)	(2,867,513)
Net cash used in financing activities	(3,555,773)	(3,114,508)	(6,384,709)
Net decrease in cash and cash equivalents	(2,428,583)	(1,872,958)	(188,287)
Cash and cash equivalents at beginning of year	3,982,273	5,855,231	6,043,518
Cash and cash equivalents at end of year	$ 1,553,690	$ 3,982,273	$ 5,855,231

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	9 months Sept. 30, 2005	2004	2003
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES			
Net income	$ 9,070,549	$ 10,970,604	$ 9,870,541
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	1,390,428	1,641,303	1,470,184
Gain on sale of equipment	(3,929)	(12,068)	(114)
Deferred income tax benefit	---	169,000	335,000
Interest on short-term investments	(306,568)	(155,225)	(130,892)
Minority interests in net loss of consolidated subsidiaries	51,326	(51,326)	
Provision for foreign currency translation	---	7,460	
Changes in assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	(6,136,016)	(907,483)	(1,224,207)
Note receivable-related party	---		(324,267)
Inventories	(479,326)	(295,202)	(2,145,854)
Cash surrender value of life insurance	---		296,527
Prepaids and other assets	225,066	29,510	
Refundable income taxes	(159,813)	(403,780)	
Increase (decrease) in:			
Accounts payable	1,663,813	(1,582,952)	1,856,128
Payroll, payroll taxes and related liabilities	377,659	(68,840)	100,337
Employee bonuses and profit-sharing accruals	(438,466)	275,000	674,000
Accrued warranty expense	(8,957)	(4,698)	116,532
Income taxes payable	---	(600,000)	129,514
Total adjustments	(3,824,783)	(1,959,301)	1,152,888
Net cash provided by operating activities	$ 5,245,766	$ 9,011,303	$11,023,429

NONCASH INVESTING AND FINANCING ACTIVITIES:

During 2004, Mr. Robert Zoeller returned 9,964 shares of Class Z common stock to the Company in order to fulfill his payment obligation resulting from the promissory note he signed during 2003 as discussed in Note 3. During the interim period, Mr. Robert Zoeller returned 11,310 Shares of Class Z Common Stock to complete his payment on the promissory note.

See Notes to Consolidated Financial Statements.

ZOELLER COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Zoeller Company and Subsidiaries are engaged in manufacturing and selling of pumps, primarily to wholesalers in North America.

Summary of significant accounting policies:

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Zoeller Company and its wholly-owned subsidiaries, Zoeller Pump Company, LLC, Zoeller Management Company, Lincoln Industries, Inc., and Flint & Walling, Inc. In addition, the financial statements include the accounts of Taishen Company, Ltd. (a/k/a Titan Pump Company, Ltd.) of which Zoeller Company owns 51% of the common stock. All significant intercompany accounts and transactions have been eliminated in consolidation. The nine month statement does not include Taishen. During the nine months we have assumed 100% control. The information will be included in year end figures when available. The numbers are similar to last year and not significant.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Short-term investments:

Short-term investments include a money market fund and certificates of deposit with maturities of greater than three months. Short-term investments are reported at market value with interest income reported in operations as earned.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable:

The Company considers its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

The Company does not require collateral or other security on accounts receivable. The credit risk on these accounts is controlled through credit approvals, limits and monitoring procedures.

Inventories:

Inventories are stated at the lower of cost or market. Approximately 55 percent of inventories are valued using the LIFO (last-in, first-out) method. Cost for the balance of the inventories is determined using the FIFO method.

Property, plant and equipment:

Property, plant and equipment include improvements that significantly add to productive capacity or extend useful lives. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	15 – 35
Machinery and equipment	5 – 10
Office equipment	5 – 10
Transportation equipment	3 – 5

Goodwill:

Effective January 1, 2002, the Company adopted FASB Statement No. 142, “Goodwill and Other Intangible Assets” and, under this statement, did not amortize goodwill because in management’s opinion there was no impairment of its value. For income tax purposes, goodwill continues to be amortized over 15 years. During 2004, purchased goodwill of $142,694 was recorded as a result of an asset purchase agreement entered into by Taishen Company, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Freight:

Freight costs amounting to $2,291,966 and $2,194,327 for 2004 and 2003, respectively, are recorded as incurred on the Statements of Income. The freight cost for the nine months is $1,983,000.

Research and development:

Research and development costs, which aggregated $467,483 and $411,077 in 2004 and 2003, respectively, are charged to expense as incurred. Research and development costs for the nine months are $305,707.

Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Any changes in deferred taxes are not calculated for the nine months ended Sept. 30, 2005.

Advertising:

Advertising costs are expensed as incurred.

Product warranty:

The Company has made a provision for estimated claims based on the warranties associated with product sales. The provision is based on management's estimate of expected claims based on historical warranty claims and the expense associated with resolution of those claims. The provision was not adjusted for the interim statements.

Statement of cash flows:

For purposes of the statements of cash flows, the Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Translation of overseas currencies:

The assets and liabilities of Taishen Company, Ltd. are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year.

Note 2. Inventories

Inventories consist of the following:

	9 months 2005	2004	2003
Raw materials	$5,738,676	$5,981,204	$5,520,378
Work-in-process	2,943,317	3,324,420	2,735,862
Finished goods	10,460,774	9,354,200	9,560,797
	19,142,767	18,659,824	17,817,037
LIFO reserve	-1,354,069	-1,350,452	-802,867
	$17,788,698	$17,309,372	$17,014,170

Note 3. Note Receivable – Related Party

On August 26, 2003, an insurance policy on the life of Robert F. Zoeller was sold at the cash surrender value on that date, $324,267, to Mr. Zoeller by receipt of a signed promissory note. The promissory note is payable in three installments on June 1, of 2004, 2005, and 2006 plus accrued interest and is secured by the life insurance policy. The amount outstanding at December 31, 2004 was $177,787. This receivable was completed during the nine months ended Sept. 30, 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Other Assets

Other assets consist of the following:

	9/30 2005	12/31 2004	12/31 2003
Goodwill, less accumulated amortization (Note 1)	$1,613,232	$1,613,232	$1,470,538
Note receivable-related party (Note 3)	-0-	69,700	216,178
Other/Investment in Subsidiaries	1,228,616	167,804	181,776
	$2,841,848	$1,850,736	$1,868,492

Note 5. Long-Term Debt

On October 8, 2003, Zoeller Company entered into an agreement with the City of Kendallville, Indiana, in which $300,000 was loaned to Zoeller Company as an incentive to keep the operations of its wholly-owned subsidiary, Flint & Walling, Inc. in Kendallville. If Flint & Walling, Inc. remains in Kendallville for a period of ten (10) years, the loan will be considered paid in full.

Note 6. Provision for Income Taxes

The provision for income taxes consists of the following:

		9 months 2005	2004	2003
Current:				
Federal		$4,884,140	$5,227,541	$5,007,990
State and local		656,221	253,939	392,181
Deferred	(1)	-	-168,866	334,728
		$5,540,361	$5,312,614	$5,734,899

(1) A deferred tax provision will be made in year-end adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:		
Accrued self insurance	$ 155,274	$ 181,153
Accrued vacation	351,533	349,805
Accrued warranties and other	394,124	348,899
Deferred compensation	54,224	54,224
Total gross deferred tax assets	955,155	934,081
Less valuation allowance	-	-
Net deferred tax assets	955,155	934,081
Deferred tax liabilities:		
Plant and equipment differences in depreciation	546,920	401,014
Amortization of goodwill	132,235	88,067
Net deferred tax liabilities	679,155	489,081
Net deferred tax asset	$ 276,000	$ 445,000
Classified as follows:		
Current deferred tax asset	$ 955,000	$ 934,000
Noncurrent deferred tax liability	(679,000)	(489,000)
Net deferred tax asset	$ 276,000	$ 445,000

The realization of deferred tax assets is dependent upon the Company generating future taxable income when temporary differences become deductible. Based upon historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Pension and Profit-Sharing Plans

The Company has pension and profit-sharing plans covering employees who meet minimum age and service requirements.

The pension plan for union employees is a defined benefit plan. The Company makes annual contributions to the plan equal to the maximum amount deductible for income tax purposes. Contributions to the plan were $170,279 for 2004 and $226,939 for 2003. The obligations and related assets of the plan are not significant due to the freezing of benefits and new participants in 1994 and 1995, respectively. The contribution made through Sept. 30, 2005 is $156,000.

Pension and profit-sharing contributions for nonunion employees are determined at the discretion of the Board of Directors. Pension and profit-sharing expenses were $1,320,811 and $1,173,963 for 2004 and 2003, respectively. In addition, the Company contributes to a 401(k) plan for participating union employees. Such expenses were $76,180 and $57,918 for 2004 and 2003, respectively.

The interim accrual for nonunion employees pension is $1,181,607 as of Sept. 30, 2005. The contribution to the union 401K through Sept. 30, 2005 is $65,044.

Note 8. Stockholders' Equity

Each class of common stock is subject to the terms of an agreement which establishes, for that class of stock, the price and terms under which the Company would or must sell or buy the shares. Beginning in 1990, the Company employed an independent appraisal firm to determine the price per share to be paid under the terms of this agreement.

Class A shares, which are without par value, do not have to be offered to the Company prior to outside sale.

On January 1, 2004, the Company recognized a 2 for 1 stock split for Z stock shareholders of record on that date. The A stock shareholders received one share of Z stock for each share of A stock owned.

Note 9. Commitments and Contingencies

At December 31, 2004, various product liability and other claims arising in the ordinary course of business were pending. In the opinion of management, such matters will be resolved in the Company's favor or are adequately covered by insurance and no material loss to the Company will result.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has cash accounts insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances in excess of insured amounts totaled approximately $7,600,000 at December 31, 2004. The amount in excess is approximately $8,700,000 on Sept. 30, 2005.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004 and 2003
Interim Statement For Period Ending September 30,2005

	UNAUDITED 9 MONTHS SEPT,2005	2004	2003	PERCENT TO SALES SEPT,2005	2004	2003
GROSS SALES	105,665,176	123,880,329	114,414,427	100.0	100.0	100.0
LESS FRT,DISCOUNTS, ALLOWANCES & REBATES	7,579,709	9,059,931	8,217,288	7.2	7.3	7.2
NET SALES	98,085,467	114,820,398	106,197,139	92.8	92.7	92.8
COST OF GOODS SOLD	64,358,859	75,764,511	69,740,938	60.9	61.2	61.0
GROSS PROFIT	33,726,608	39,055,887	36,456,201	31.9	31.5	31.9
EXPENSES SELLING,GENERAL & ADMIN	19,301,936	22,942,749	21,236,093	18.3	18.5	18.6
OPERATING INCOME	14,424,672	16,113,138	15,220,108	13.7	13.0	13.3
OTHER INCOME,NET	186,238	118,754	385,332	0.2	0.1	0.3
INCOME BEFORE TAXES	14,610,910	16,231,892	15,605,440	13.8	13.1	13.6
PROVISION FOR INCOME TAX (NOTES 1 AND 6)	5,540,361	5,312,614	5,734,899	5.2	4.3	5.0
MINORITY INTEREST IN SUBSIDIARY'S LOSS		51,326		0.0	0.0	0.0
	9,070,549	10,970,604	9,870,541	8.6	8.9	8.6

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD AND
SELLING,GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31,2004 and 2003
Interim Statement For Period Ending September 30,2005

	UNAUDITED 9 MONTHS SEPT,2005	2004	2003	PERCENT TO SALES SEPT,2005	2004	2003
COST OF GOODS SOLD:						
PURCHASES,INCLUDING FREIGHT	45,752,582	52,255,507	49,692,299	43.3	42.2	43.4
DIRECT LABOR	5,636,673	6,653,827	6,213,221	5.3	5.4	5.4
MANUFACTURING EXPENSES:						
INDIRECT LABOR	4,259,657	5,419,264	5,235,725	4.0	4.4	4.6
VACATIONS AND HOLIDAYS	1,095,653	1,498,994	1,337,276	1.0	1.2	1.2
OTHER EMPLOYEE BENEFITS	2,651,797	3,315,474	3,286,686	2.5	2.7	2.9
MATERIALS AND SUPPLIES	1,978,786	2,078,826	1,867,019	1.9	1.7	1.6
REPAIRS,EXCHANGES & WARRANTIES	1,284,399	1,677,657	1,736,874	1.2	1.4	1.5
INSURANCE	353,419	621,338	411,382	0.3	0.5	0.4
UTILITIES	527,955	623,134	622,008	0.5	0.5	0.5
DEPRECIATION	1,118,908	1,307,315	1,218,052	1.1	1.1	1.1
OTHER	178,356	608,377	266,250	0.2	0.5	0.2
TOTAL MANUFACTURING EXPENSES	13,448,930	17,150,379	15,981,272	12.7	13.8	14.0
CHANGE IN INVENTORIES						
BEGINNING INVENTORIES	17,309,372	17,014,170	14,868,316	16.4	13.7	13.0
ENDING INVENTORIES	(17,788,698)	(17,309,372)	(17,014,170)	(16.8)	(14.0)	(14.9)
	(479,326)	(295,202)	(2,145,854)	(0.5)	(0.2)	(1.9)
TOTAL	64,358,859	75,764,511	69,740,938	60.9	61.2	61.0
SELLING,GENERAL AND ADMINISTRATIVE EXPENSES:						
SELLING						
SALES COMMISSIONS	5,587,033	6,471,579	6,056,868	5.3	5.2	5.3
SALARIES-SALES	1,285,386	1,347,101	1,364,104	1.2	1.1	1.2
SALARIES-R & D	225,371	339,903	312,090	0.2	0.3	0.3
RESEARCH AND DEVELOPMENT	80,336	127,579	98,987	0.1	0.1	0.1
ADVERTISING AND PROMOTION	1,274,720	1,833,230	1,561,586	1.2	1.5	1.4
OTHER	473,637	701,907	619,867	0.4	0.6	0.5
	8,926,483	10,821,299	10,013,502	8.4	8.7	8.8

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD AND
SELLING,GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31,2004 and 2003
Interim Statement For Period Ending September 30,2005

	UNAUDITED 9 MONTHS SEPT,2005	2004	2003	PERCENT TO SALES SEPT,2005	2004	2003
GENERAL AND ADMINISTRATIVE:						
SALARIES AND WAGES	1,386,136	1,976,261	1,817,591	1.3	1.6	1.6
PROFIT SHARING AND DEFERRED COMP	3,636,534	4,081,711	3,800,000	3.4	3.3	3.3
PAYROLL TAXES	543,489	608,123	566,295	0.5	0.5	0.5
HOSPITALIZATION	895,617	893,466	1,035,682	0.8	0.7	0.9
OFFICE SUPPLIES	315,537	385,912	349,934	0.3	0.3	0.3
UTILITIES	40,899	63,989	56,322	0.0	0.1	0.0
TELEPHONE	97,741	127,757	118,922	0.1	0.1	0.1
DONATIONS	491,085	588,853	447,116	0.5	0.5	0.4
DEPRECIATION	271,520	314,537	252,132	0.3	0.3	0.2
PROFESSIONAL SERVICES	1,181,315	1,009,238	733,157	1.1	0.8	0.6
INSURANCE	696,619	728,121	610,683	0.7	0.6	0.5
TRAVEL	186,084	226,350	167,020	0.2	0.2	0.1
BAD DEBT EXPENSES,LESS RECOVERED (100,127 IN 2004,19554 IN 2003 6,999 IN SEPT 2005)	82,674	96,963	408,610	0.1	0.1	0.4
OTHER	550,203	1,020,169	859,127	0.5	0.8	0.8
	10,375,453	12,121,450	11,222,591	9.8	9.8	9.8
TOTAL	19,301,936	22,942,749	21,236,093	18.3	18.5	18.6

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2004 and 2003

CONTENTS



Deming, Malone, Livesay & Ostroff
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Zoeller Company
Louisville, Kentucky

We have audited the accompanying consolidated balance sheets of Zoeller Company and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Taishen Company, Ltd., a 51% owned subsidiary, which statements reflect total assets of $1,275,659 as of December 31, 2004, and total revenues of $946,369 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Taishen Company, Ltd., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

The opinion of the other auditors on the 2004 financial statements of Taishen Company, Ltd. was qualified because they were unable to satisfy themselves as to ending inventory quantities and the costing of ending inventory due to being engaged as independent auditors subsequent to year-end. However, in our opinion, the effects of that departure from generally accepted auditing standards are not material in relation to the consolidated financial statements.

9300 Shelbyville Road • Suite 1100 • Louisville, Kentucky 40222-5187 • Phone: (502) 426-9660 • Fax: (502) 425-0883

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Zoeller Company and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deming, Malone, Livesay & Ostroff

Louisville, Kentucky
February 2, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003
CURRENT LIABILITIES		
Accounts payable	$ 3,707,566	$ 5,290,518
Dividends payable	2,385,878	2,189,795
Payroll, payroll taxes and related liabilities	1,912,855	1,981,695
Employee bonuses and profit-sharing accruals (Note 7)	4,075,000	3,800,000
Accrued warranty expense	971,462	976,161
Income taxes payable (Notes 1 and 6)		600,000
Total current liabilities	13,052,761	14,838,169
LONG-TERM DEBT (Note 5)	300,000	300,000
DEFERRED TAX LIABILITY (Notes 1 and 6)	679,000	489,000
COMMITMENTS AND CONTINGENCIES (Notes 6, 7, 8 and 9)		
STOCKHOLDERS' EQUITY (Note 8)		
Controlling interest:		
Common stock A, without par value, 1,500,000 shares authorized; 1,486,474 shares issued and outstanding for 2004 and 2003	108,062	216,089
Common stock Z, without par value, 18,500,000 shares authorized; 6,466,452 shares issued and outstanding for 2004 and 2,494,971 shares issued and outstanding for 2003	470,057	362,754
Retained earnings	46,762,815	39,522,255
Accumulated other comprehensive income:		
Cumulative currency translation adjustment	7,460	
	47,348,394	40,101,098
Minority interest	216,900	
	47,565,294	40,101,098
Total liabilities and stockholders' equity	$61,597,055	$55,728,267

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

ASSETS	2004	2003
CURRENT ASSETS		
Cash and cash equivalents (Notes 1 and 9)	$ 3,982,273	$ 5,855,231
Short-term investments (Note 1)	15,831,085	10,666,021
Accounts receivable (Note 1)	11,367,899	10,460,416
Inventories (Notes 1 and 2)	17,309,372	17,014,170
Deferred tax asset (Note 6)	955,000	934,000
Note receivable-related party (Note 3)	108,089	108,089
Refundable income taxes	403,780	
Prepaid expenses and other current assets	116,977	232,515
Total current assets	50,074,475	45,270,442
PROPERTY, PLANT AND EQUIPMENT, at cost (Notes 1 and 9)		
Land	497,510	329,255
Buildings and improvements	7,620,753	7,122,158
Machinery and equipment	10,560,140	9,741,660
Office equipment	3,252,578	2,102,219
Transportation equipment	441,021	406,163
	22,372,002	19,701,455
Less accumulated depreciation	12,700,158	11,112,122
	9,671,844	8,589,333
OTHER ASSETS (Notes 1 and 4)	1,850,736	1,868,492
Total assets	$ 61,597,055	$ 55,728,267

See Notes to Consolidated Financial Statements.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004 and 2003

	2004	2003
Gross sales	$123,880,329	$114,414,427
Less freight, discounts, allowances and rebates	9,059,931	8,217,288
Net sales	114,820,398	106,197,139
Cost of goods sold	75,764,511	69,740,938
Gross profit	39,055,887	36,456,201
Expenses:		
Selling, general and administrative	22,942,749	21,236,093
Operating income	16,113,138	15,220,108
Other income, net	118,754	385,332
Income before income taxes	16,231,892	15,605,440
Provision for income taxes (Notes 1 and 6)	5,312,614	5,734,899
Minority interest in subsidiary's loss	51,326	
Net income (Note 1)	$ 10,970,604	$ 9,870,541

See Notes to Consolidated Financial Statements.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2004 and 2003

	Controlling Interests					
	Common Stock Class A	Common Stock Class Z	Retained Earnings	Accumulated Other Comprehensive Income	Minority Interests	Totals
Balance at December 31, 2002	$ 216,360	$ 386,615	$ 36,739,437			$ 37,342,412
Net income			9,870,541			9,870,541
Common stock purchased	(271)	(23,861)	(3,793,064)			(3,817,196)
Cash dividends declared (82 cents/share)			(3,294,659)			(3,294,659)
Balance at December 31, 2003	216,089	362,754	39,522,255			40,101,098
Stock split (Note 8)	(108,027)	108,027				
Net income (loss)			10,970,604		$ (51,326)	10,919,278
Common stock redemption		(724)	(151,227)			(151,951)
Cash dividends declared (45 cents/share)			(3,578,817)			(3,578,817)
Capital contribution					268,226	268,226
Other comprehensive income:						
Provision for currency translation				$ 7,460		7,460
Balance at December 31, 2004	$ 108,062	$ 470,057	$ 46,762,815	$ 7,460	$ 216,900	$ 47,565,294

See Notes to Consolidated Financial Statements.

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Cash received from customers	$113,876,444	$105,167,153
Cash paid to suppliers and employees	(98,717,748)	(88,730,333)
Interest paid		(13,492)
Income taxes paid	(6,147,393)	(5,399,899)
Net cash provided by operating activities	9,011,303	11,023,429
Cash flows from investing activities:		
Purchases of property, plant and equipment	(2,771,847)	(1,568,053)
Proceeds from sale of property, plant and equipment	17,404	66,671
Purchases of short-term investments	(7,015,310)	(5,325,625)
Proceeds from sale of short-term investments	2,000,000	2,000,000
Net cash used in investing activities	(7,769,753)	(4,827,007)
Cash flows from financing activities:		
Proceeds from long-term debt		300,000
Purchase of common stock		(3,817,196)
Capital contribution	268,226	
Dividends paid	(3,382,734)	(2,867,513)
Net cash used in financing activities	(3,114,508)	(6,384,709)
Net decrease in cash and cash equivalents	(1,872,958)	(188,287)
Cash and cash equivalents at beginning of year	5,855,231	6,043,518
Cash and cash equivalents at end of year	$ 3,982,273	$ 5,855,231

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$10,970,604	$ 9,870,541
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	1,641,303	1,470,184
Gain on sale of equipment	(12,068)	(114)
Deferred income tax benefit	169,000	335,000
Interest on short-term investments	(155,225)	(130,892)
Minority interests in net loss of consolidated subsidiaries	(51,326)	
Provision for foreign currency translation	7,460	
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(907,483)	(1,224,207)
Note receivable-related party		(324,267)
Inventories	(295,202)	(2,145,854)
Cash surrender value of life insurance		296,527
Prepaids and other assets	29,510	
Refundable income taxes	(403,780)	
Increase (decrease) in:		
Accounts payable	(1,582,952)	1,856,128
Payroll, payroll taxes and related liabilities	(68,840)	100,337
Employee bonuses and profit-sharing accruals	275,000	674,000
Accrued warranty expense	(4,698)	116,532
Income taxes payable	(600,000)	129,514
Total adjustments	(1,959,301)	1,152,888
Net cash provided by operating activities	$ 9,011,303	$11,023,429

NONCASH INVESTING AND FINANCING ACTIVITIES:

During 2004, Mr. Robert Zoeller returned 9,964 shares of Class Z common stock to the Company in order to fulfill his payment obligation resulting from the promissory note he signed during 2003 as discussed in Note 3.

See Notes to Consolidated Financial Statements.

ZOELLER COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Zoeller Company and Subsidiaries are engaged in manufacturing and selling of pumps, primarily to wholesalers in North America.

Summary of significant accounting policies:

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Zoeller Company and its wholly-owned subsidiaries, Zoeller Pump Company, LLC, Zoeller Management Company, Lincoln Industries, Inc., and Flint & Walling, Inc. In addition, the financial statements include the accounts of Taishen Company, Ltd. (a/k/a Titan Pump Company, Ltd.) of which Zoeller Company owns 51% of the common stock. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Short-term investments:

Short-term investments include a money market fund and certificates of deposit with maturities of greater than three months. Short-term investments are reported at market value with interest income reported in operations as earned.

Accounts receivable:

The Company considers its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

The Company does not require collateral or other security on accounts receivable. The credit risk on these accounts is controlled through credit approvals, limits and monitoring procedures.

Inventories:

Inventories are stated at the lower of cost or market. Approximately 55 percent of inventories are valued using the LIFO (last-in, first-out) method. Cost for the balance of the inventories is determined using the FIFO method.

Property, plant and equipment:

Property, plant and equipment include improvements that significantly add to productive capacity or extend useful lives. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	15 – 35
Machinery and equipment	5 – 10
Office equipment	5 – 10
Transportation equipment	3 – 5

Goodwill:

Effective January 1, 2002, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets" and, under this statement, did not amortize goodwill because in management's opinion there was no impairment of its value. For income tax purposes, goodwill continues to be amortized over 15 years. During 2004, purchased goodwill of $142,694 was recorded as a result of an asset purchase agreement entered into by Taishen Company, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Freight:

Freight costs amounting to $2,291,966 and $2,194,327 for 2004 and 2003, respectively, are recorded as incurred on the Statements of Income.

Research and development:

Research and development costs, which aggregated $467,483 and $411,077 in 2004 and 2003, respectively, are charged to expense as incurred.

Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising:

Advertising costs are expensed as incurred.

Product warranty:

The Company has made a provision for estimated claims based on the warranties associated with product sales. The provision is based on management's estimate of expected claims based on historical warranty claims and the expense associated with resolution of those claims.

Statement of cash flows:

For purposes of the statements of cash flows, the Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Translation of overseas currencies:

The assets and liabilities of Taishen Company, Ltd. are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year.

Note 2. Inventories

Inventories consist of the following:

	2004	2003
Raw materials	$ 5,981,204	$ 5,520,378
Work-in-process	3,324,420	2,735,862
Finished goods	9,354,200	9,560,797
	18,659,824	17,817,037
LIFO reserve	(1,350,452)	(802,867)
	$17,309,372	$17,014,170

Note 3. Note Receivable – Related Party

On August 26, 2003, an insurance policy on the life of Robert F. Zoeller was sold at the cash surrender value on that date, $324,267, to Mr. Zoeller by receipt of a signed promissory note. The promissory note is payable in three installments on June 1, of 2004, 2005, and 2006 plus accrued interest and is secured by the life insurance policy. The amount outstanding at December 31, 2004 was $177,787.

Note 4. Other Assets

Other assets consist of the following at December 31:

	2004	2003
Goodwill, less accumulated amortization (Note 1)	$1,613,232	$1,470,538
Note receivable-related party (Note 3)	69,700	216,178
Other	167,804	181,776
	$1,850,736	$1,868,492

Note 5. Long-Term Debt

On October 8, 2003, Zoeller Company entered into an agreement with the City of Kendallville, Indiana, in which $300,000 was loaned to Zoeller Company as an incentive to keep the operations of its wholly-owned subsidiary, Flint & Walling, Inc. in Kendallville. If Flint & Walling, Inc. remains in Kendallville for a period of ten (10) years, the loan will be considered paid in full.

Note 6. Provision for Income Taxes

The provision for income taxes consists of the following:

	2004	2003
Current:		
Federal	$5,227,541	$5,007,990
State and local	253,939	392,181
Deferred	(168,866)	334,728
	$5,312,614	$5,734,899

A reconciliation of the statutory federal rate and the effective rate follows:

	2004	2003
Federal statutory rates	34.0%	34.0%
Increase (decrease) in taxes resulting from:		
State income taxes, net of federal income tax benefit	2.7	2.7
Other, net	(3.9)	-
	32.8%	36.7%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:		
Accrued self insurance	$ 155,274	$ 181,153
Accrued vacation	351,533	349,805
Accrued warranties and other	394,124	348,899
Deferred compensation	54,224	54,224
Total gross deferred tax assets	955,155	934,081
Less valuation allowance	-	-
Net deferred tax assets	955,155	934,081
Deferred tax liabilities:		
Plant and equipment differences in depreciation	546,920	401,014
Amortization of goodwill	132,235	88,067
Net deferred tax liabilities	679,155	489,081
Net deferred tax asset	$ 276,000	$ 445,000
Classified as follows:		
Current deferred tax asset	$ 955,000	$ 934,000
Noncurrent deferred tax liability	(679,000)	(489,000)
Net deferred tax asset	$ 276,000	$ 445,000

The realization of deferred tax assets is dependent upon the Company generating future taxable income when temporary differences become deductible. Based upon historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Pension and Profit-Sharing Plans

The Company has pension and profit-sharing plans covering employees who meet minimum age and service requirements.

The pension plan for union employees is a defined benefit plan. The Company makes annual contributions to the plan equal to the maximum amount deductible for income tax purposes. Contributions to the plan were $170,279 for 2004 and $226,939 for 2003. The obligations and related assets of the plan are not significant due to the freezing of benefits and new participants in 1994 and 1995, respectively.

Pension and profit-sharing contributions for nonunion employees are determined at the discretion of the Board of Directors. Pension and profit-sharing expenses were $1,320,811 and $1,173,963 for 2004 and 2003, respectively. In addition, the Company contributes to a 401(k) plan for participating union employees. Such expenses were $76,180 and $57,918 for 2004 and 2003, respectively.

Note 8. Stockholders' Equity

Each class of common stock is subject to the terms of an agreement which establishes, for that class of stock, the price and terms under which the Company would or must sell or buy the shares. Beginning in 1990, the Company employed an independent appraisal firm to determine the price per share to be paid under the terms of this agreement.

Class A shares, which are without par value, do not have to be offered to the Company prior to outside sale.

On January 1, 2004, the Company recognized a 2 for 1 stock split for Z stock shareholders of record on that date. The A stock shareholders received one share of Z stock for each share of A stock owned.

Note 9. Commitments and Contingencies

At December 31, 2004, various product liability and other claims arising in the ordinary course of business were pending. In the opinion of management, such matters will be resolved in the Company's favor or are adequately covered by insurance and no material loss to the Company will result.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has cash accounts insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances in excess of insured amounts totaled approximately $7,600,000 at December 31, 2004.



Deming, Malone, Livesay & Ostroff
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
Zoeller Company
Louisville, Kentucky

Our report on our audits of the basic financial statements of Zoeller Company and Subsidiaries appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following financial information on pages 16 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deming, Malone, Livesay & Ostroff

Louisville, Kentucky
February 2, 2005

9300 Shelbyville Road • Suite 1100 • Louisville, Kentucky 40222-5187 • Phone: (502) 426-9660 • Fax: (502) 425-0883

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF INCOME
Years Ended December 31, 2004 and 2003

	2004	2003	Percent to Sales 2004	Percent to Sales 2003
Gross sales	$ 123,880,329	$114,414,427	100.0	100.0
Less freight, discounts, allowances and rebates	9,059,931	8,217,288	7.3	7.2
Net sales	114,820,398	106,197,139	92.7	92.8
Cost of goods sold	75,764,511	69,740,938	61.2	61.0
Gross profit	39,055,887	36,456,201	31.5	31.8
Expenses:				
Selling, general and administrative	22,942,749	21,236,093	18.5	18.6
Operating income	16,113,138	15,220,108	13.0	13.2
Other income, net	118,754	385,332	0.1	0.3
Income before income taxes	16,231,892	15,605,440	13.1	13.5
Provision for income taxes	5,312,614	5,734,899	4.3	5.0
Minority interest in subsidiary's loss	51,326		0.0	
Net income	$ 10,970,604	$ 9,870,541	8.8	8.5

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Years Ended December 31, 2004 and 2003

			Percent to Sales	
	2004	2003	2004	2003
Cost of goods sold:				
Purchases, including freight	$ 52,255,507	$ 49,692,299	42.2	43.4
Direct labor	6,653,827	6,213,221	5.4	5.4
Manufacturing expenses:				
Indirect labor	5,419,264	5,235,725	4.4	4.6
Vacations and holidays	1,498,994	1,337,276	1.2	1.2
Other employee benefits	3,315,474	3,286,686	2.7	2.9
Materials and supplies	2,078,826	1,867,019	1.7	1.6
Repairs, exchanges and warranties	1,677,657	1,736,874	1.4	1.5
Insurance	621,338	411,382	0.5	0.4
Utilities	623,134	622,008	0.5	0.5
Depreciation	1,307,315	1,218,052	1.1	1.1
Other	608,377	266,250	0.3	0.2
Total manufacturing expenses	17,150,379	15,981,272	13.8	14.0
Change in inventories:				
Beginning inventories	17,014,170	14,868,316	13.8	13.0
Ending inventories	(17,309,372)	(17,014,170)	(14.0)	(14.9)
	(295,202)	(2,145,854)	(0.2)	(1.9)
Total	$ 75,764,511	$ 69,740,938	61.2	60.9
Selling, general and administrative expenses:				
Selling:				
Sales commissions	$ 6,471,579	$ 6,056,868	5.2	5.3
Salaries – sales	1,347,101	1,364,104	1.1	1.2
Salaries - research and development	339,903	312,090	0.3	0.3
Research and development	127,579	98,987	0.1	0.1
Advertising and promotion	1,833,230	1,561,586	1.5	1.4
Other	701,907	619,867	0.5	0.5
	10,821,299	10,013,502	8.7	8.8

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Years Ended December 31, 2004 and 2003

			Percent to sales	
	2004	2003	2004	2003
General and administrative:				
Salaries and wages	$ 1,976,261	$ 1,817,591	1.6	1.6
Profit sharing and deferred compensation	4,081,711	3,800,000	3.3	3.3
Payroll taxes	608,123	566,295	0.5	0.5
Hospitalization	893,466	1,035,682	0.7	0.9
Office supplies	385,912	349,934	0.3	0.3
Utilities	63,989	56,322	0.1	0.1
Telephone	127,757	118,922	0.1	0.1
Donations	588,853	447,116	0.5	0.4
Depreciation	314,537	252,132	0.3	0.2
Professional services	1,009,238	733,157	0.8	0.6
Insurance	728,121	610,683	0.6	0.5
Travel	226,350	167,020	0.2	0.1
Bad debt expenses, less recoveries ($100,127 in 2004 and $19,554 in 2003)	96,963	408,610	0.1	0.4
Other	1,020,169	859,127	0.7	0.8
	12,121,450	11,222,591	9.8	9.8
Total	$22,942,749	$ 21,236,093	18.5	18.6

PART III

INDEX TO EXHIBITS

(2.1) Articles of Incorporation of Zoeller Company

(2.2) Bylaws of Zoeller Company

(10) Written consent of Deming, Malone, Livesay & Ostroff, certified public accountants

(11) Opinion re legality of Frost Brown Todd LLC

(2.1) Articles of Incorporation of Zoeller Company

0056973.09 Pcsasa PARs
John Y. Brown III
Secretary of State
Received and Filed
10/22/2003 8:41:38 AM
Fee Receipt: $80.00

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

ZOELLER COMPANY

KNOW ALL MEN BY THESE PRESENTS:

THAT the undersigned have executed these Amended and Restated Articles of Incorporation for the purposes set forth below as provided by KRS 271B.10-030 to KRS 271B.10-060 pursuant to the resolution proposed by a majority of the Board of Directors and approved by a majority of the Shareholders of the Corporation to supersede and take the place of the existing Articles of Incorporation and all Amendments thereof. Said resolution was adopted by a majority vote of 1,488,332 outstanding shares of Class A Shares, with 1,378,319 voting in favor of the amendment and restatement.

ARTICLE I

The name of the Corporation shall be the ZOELLER COMPANY.

ARTICLE II

The Corporation's purposes shall be to transact any and all lawful business for which corporations may be organized under the Kentucky Business Corporation Act as amended.

ARTICLE III

The duration of this Corporation shall be perpetual.

ARTICLE IV

The address, including street and number of its registered office in this State, shall be:

Zoeller Company
3649 Cane Run Road
P.O. Box 16347
Louisville, Kentucky 40211

ARTICLE V

The name and address, including street and number of its Registered \`gent is:

JOHN A. ZOELLER
Zoeller Company
3649 Cane Run Road
Louisville, Kentucky 40211-1961

ARTICLE VI

The authorized shares of Class A Voting Common Stock, without par value, shall be 3,000,000. A Class of Stock designated as Class Z Non-Voting Common Stock, without par value, shall be authorized with 17,000,000 shares. The total number of authorized shares that may be issued shall be 20,000,000 shares of which 3,000,000 shares shall be Class A Voting Common Stock, without par value, and 17,000,000 shares shall be Class Z Non-Voting Common Stock, without par value.

Class Z, Non-Voting Common Stock, shall not possess any right, entitlement or eligibility to vote in any matters relating to the operation or affairs of the Corporation unless it is specifically provided for as a requirement under the Chapter of the Kentucky Revised Statute 271.B, as amended.

All classes of Stock shall have equal rights as to dividends.

In the event of a liquidation, dissolution or distribution of assets of the Corporation, all shares shall be treated alike and shall participate equally.

Class A Stock Certificates:

The Board of Directors of the Corporation shall have the power and discretion as given by the Kentucky Revised Statutes as to the sale and distribution of Class A Stock, including the right to issue Class A Stock as a Stock Dividend for Class A Shareholders.

Class Z Stock Certificates:

The Board of Directors of the Corporation shall have the power and discretion as given by the Kentucky Revised Statutes as to the sale and distribution of Class Z Stock, including the right to issue Class Z Stock as a Stock Dividend for either Class A or Class Z Shareholders.

ARTICLE VII

Shareholders of Class A Stock shall have preemptive rights for any unissued Class A Stock and/or Class Z Stock subject to the exceptions referred to in the following paragraph for Class Z Stock. The sole exception to the preemptive rights of Class A Shareholders for Class A Stock shall be pursuant to approval by a majority vote of the holders of a majority of Shares of Class A Stock.

Shareholders of Class Z stock shall have preemptive rights for any unissued Class Z Stock, however, excluded from the preemptive right granted herein, shall be:

1) the number of Shares of Class Z Stock that are purchased and/or redeemed by the Corporation, and

2) the issuance of Class Z Stock pursuant to approval by a majority vote of the holders of a majority of the issued Shares of Class A and Class Z Stock not voting separately as Classes.

ARTICLE VIII

The private property of the Shareholders shall not be subject to the payment of the corporate debts to any extent whatsoever.

ARTICLE IX

The business of the Corporation shall be conducted by a Board of not less than three (3) nor more than eleven (11) Directors; the exact number of Directors to be fixed each year by a majority vote of the voting stock at the Annual Meeting of Shareholders.

The Board of Directors shall be elected at the Annual Meeting of the Shareholders as set annually by the Board of Directors.

ARTICLE X

The Board of Directors shall meet each year following its election and shall elect from among its members a Chairman of the Board. The Board of Directors shall then elect a President, a Treasurer and a Secretary of the Corporation who need not be either a Shareholder or a Director. The President and Secretary must not be the same person.

Other Corporate officers may be elected from time to time upon the recommendation of management and approval by the Board of Directors. Additional officers, if elected, need not be either Shareholders or Directors. The Directors need not be Shareholders.

ARTICLE XI

All of the officers of this Corporation shall have the power and shall perform the duties as are generally attached to the office which they may fill.

ARTICLE XII

The Board of Directors may authorize and the Corporation may make distributions to the Shareholders. No distribution shall be made if, after giving it effect: (a) the Corporation would not be able to pay its debts as they become due in the usual course of business; or (b) the Corporation's total assets would be less than its total liabilities, plus the amount that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Shareholders whose preferential rights are superior to those receiving the distribution.

ARTICLE XIII

Any action, except the election of Directors, required or permitted to be taken at the Shareholders' meeting may be taken without a meeting if the action is taken by Shareholders entitled to vote on the action representing not less than 80% of the votes entitled to be cast voting in favor of the action.

Any such action shall be evidenced by one or more written consents describing the action taken, signed by the Shareholders taking the action and delivered to the Corporation for inclusion in the Minutes or filing with the Corporate records.

Prompt notice of the taking of any action by Shareholders without a meeting by less than unanimous written consent shall be given to those Shareholders entitled to vote on the action who have not consented in writing.

ARTICLE XIV

Directors shall not be liable to the Corporation or its Shareholders for monetary damages for any act or omission constituting a breach of his duties as a Director unless such act or omission: (a) is one in which the Director has a personal financial interest which is in conflict with the financial interest of the Corporation or it Shareholders; (b) is not in good faith or involves intentional misconduct or is known to the Director to be a violation of law; (c) is a vote for or assent to a distribution made in violation of these Articles of Incorporation or which renders the Corporation unable to pay its debts as they would become due in the usual course of business or which results in the Corporation's total liabilities exceeding its total assets; or (d) is a transaction from which the Director derived an improper personal benefit.

IN WITNESS WHEREOF, the President and Secretary, acting for and on behalf of the Corporation, hereunto subscribe their names and cause the seal of the Corporation to be affixed this 17th day of April, 2001.

ZOELLER COMPANY

BY: ____________________
DONALD R. FLEMING, CHAIRMAN

BY: ____________________
GREGORY A. DUEFFERT, SECRETARY

STATE OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

I, the undersigned Notary Public, in and for the State and County aforesaid, do hereby certify that the foregoing Amended and Restated Articles of Incorporation was on this 17 day of April, 2001, produced to me in said State and County and was acknowledged by DONALD R. FLEMING, as Chairman of Zoeller Company, and GREGORY A. DUEFFERT, as Secretary of Zoeller Company, to be their act and deed and the free act and deed of the Corporation.

My commission expires: [illegible]

____
NOTARY PUBLIC, STATE AT LARGE, KENTUCKY

THIS INSTRUMENT PREPARED BY:

____
DONALD E. MEYER
FORD, KLAPHEKE & MEYER
Attorneys at Law
900 Kentucky Home Life Bldg.
Louisville, Kentucky 40202
(502) 584-2134

DEM115/ZOELLER COMPANY-AMENDED AND RESTATED ARTICLES (10-13-03):tng

(2.2) Bylaws of Zoeller Company

BY-LAWS

OF

ZOELLER COMPANY

ARTICLE I

Shareholders' Meeting

Section 1. Annual Meeting. The Annual Meeting of the Shareholders for the election of Directors and the transaction of such other business as may properly come before it shall be held at the principal office of the Corporation in the city of Louisville, Commonwealth of Kentucky, or at such place within or without the commonwealth of Kentucky as shall be set forth in the Notice of meeting.

The meeting shall be held on the third Tuesday in the month of April of each and every year or at such time as shall be set out in the Notice. The Secretary shall give; personally or by mail, not less than ten nor more than fifty days before the date of the meeting to each Shareholder entitled to vote at such meeting; written Notice stating the place, date and hour of the meeting. If mailed, the Notice shall be addressed to the Shareholder at his address as it appears on the record of Shareholders of the Corporation unless he shall have filed with the Secretary of the Corporation a written request that Notices intended for him be mailed to a different address designated in the request. Any Notice of meetings may be waived either before or after the meeting, or by attendance at the meeting.

Section 2. Special Meeting. Special meetings of shareholders, other than those regulated by statute, may be called at any time by a majority of the Directors or the Chairman and must be called by the Chairman upon written request of the holders of 33-1/3% of the outstanding shares entitled to vote at such special Meeting. Written Notice of such meetings stating the place within or without the Commonwealth of Kentucky, the date and hour of the meeting, the purpose or purposes for which it is called, and the name of the person by whom or at whose direction the meeting is called shall be given to each Shareholder of record in the same manner as Notice of the Annual Meeting. No business other than that specified in the Notice of meeting shall be transacted at any such special Meeting. Notice of special Meeting may be waived by submitting a signed waiver or by attendance at the meeting. (K.R.S. 271B.7-020).

Section 3. Quorum. The presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote thereat shall be necessary to constitute a quorum for the transaction of business at all meetings of Shareholders. If, however, such quorum shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting to a future date at which a quorum shall be present or represented. At such adjourned meeting, any business may be transacted, which might have been transacted at the meeting as originally called, all as set out in Kentucky Business Corporation Act, (K.R.S. 271B.7-250).

When a quorum is present at any meeting, a majority in interest of the stock represented thereat shall decide questions brought before such meeting, unless the question is one upon which by express provision of law or of the Certificate of

Incorporation or of these By-Laws a larger or different vote is required, in which case such express provisions shall govern and control the decision of such questions.

Section 4. Record Date. The Directors may fix in advance a date not less than ten nor more than seventy days, prior to the date of any meeting of the Shareholders or prior to the last day on which the consent or dissent of or action by the Shareholders may be effectively expressed for any purpose without a meeting, as the record date for the determination of Shareholders. (K.R.S. 271B.7-070).

Section 5. Voting. A Shareholder entitled to vote at a meeting may vote at such meeting in person or by proxy. Except as otherwise provided by law or the Certificate of Incorporation, every Shareholder shall be entitled to one vote for each share standing in his name on the record of Shareholders. Except as herein or in the Certificate of Incorporation otherwise provided, all corporate action shall be determined by vote of a majority of the votes cast at a meeting of Shareholders by the holders of shares entitled to vote thereon. (K.R.S. 271B.7-210).

Section 6. Proxies. Every proxy must be dated and signed by the Shareholder or by his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless otherwise provided therein. Every proxy shall be revocable at the pleasure of the Shareholder executing it, except where an irrevocable proxy is permitted by Statute. (K.R.S. 271B.7-220).

Section 7. Action without A Meeting. Any action which may be authorized or taken at a meeting of the Shareholders may be authorized or taken without a meeting in a writing or writings signed by Shareholders entitled to vote on an action representing not less than 80% of the votes entitled to be cast in favor of the action on such matter which writing or writings shall be filed with the Secretary or entered upon the records of the Corporation.

Section 8. Non-Voting Stock. Non-voting stock shall only have the right to vote on matters specifically required by K.R.S. 271.B.

ARTICLE II

Directors

Section 1. Number and Qualifications. The business of the Corporation shall be conducted by a Board of not less than three (3) or more than eleven (11) Directors; the exact number of Directors to be fixed each year by a majority vote of the Shareholders of the common stock by voting at the Annual Shareholders' Meeting, and the Board of Directors shall be elected and shall serve until the next Annual Shareholders meeting following their election. (K.R.S. 271B.8-050). The Board of Directors shall be elected at the Annual Meeting of the Shareholders, which shall be held on the third Tuesday in April of each year or as set annually by the Board of Directors. The Directors need not be Shareholders of the Corporation.

Section 2. Manner of Election. At each election for Directors, each Shareholder entitled to vote at such election shall have the right to cast, in person or by proxy, as many votes in the aggregate as he shall be entitled to vote under the Corporation's Articles of Incorporation, multiplied by the number of Directors to be elected at such election, and each Shareholder may cast the whole number of votes for one candidate or distribute such votes among two or more candidates. Such Directors shall not be elected in any other manner. (K.R.S. 271B.7-280).

Section 3. Term of Office. The term of office of each Director shall be until the next Annual Meeting of the Shareholders. (K.R.S. 271B.8-050).

Section 4. Duties and Powers. The Board of Directors shall have control and management of the affairs and business of the Corporation. The Directors shall, in all cases, act as a Board, regularly convened, and, in the transaction of business the act of a majority present at a meeting, except as otherwise provided by law or the Certificate of Incorporation, shall be the act of the Board, provided a quorum is present. The Directors may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation as they may deem proper, not inconsistent with law or these By-Laws. (K.R.S. 271B.8-010).

Section 5. General Standards For Directors.

(1) A Director shall discharge his duties as a Director including his duties as a member of a committee:

(a) In good faith;

(b) On an informed basis; and

(c) In a manner he honestly believes to be in the best interest of the Corporation.

(2) A Director shall be considered to discharge his duties on an informed basis if he makes, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, inquiry into the business and affairs of the Corporation, or into a particular action to be taken or decision to be made.

(3) In discharging his duties, a Director shall be entitled to rely on information, opinions, reports, or statements including financial statements and other financial data, if prepared or presented by:

(a) One (1) or more officers or employees of the Corporation whom the Director honestly believes to be reliable and competent in the matters presented;

(b) Legal counsel, public accountants, or other persons as to matters the Director honestly believes are within the person's professional or expert competence; or

(c) A committee of the Board of Directors of which he is not a member, if the Director honestly believes the committee merits confidence. (K.R.S. 271B.8-300).

Section 6. Meetings. The Board of Directors shall meet for the election or appointment of officers and for the transaction of any other business as soon as practicable after the adjournment of the Annual Meeting of the Shareholders. Other regular meetings of the Board shall be held at such times as the Board may from time to time determine.

Special Meetings of the Board of Directors may be called by the Chairman at any time, and he must, upon the written request of any two Directors, call a Special Meeting to be held not more than seven days after the receipt of such request.

Should the Chairman fail, as set out above, to call a special meeting, then two Directors or more may call a Special Meeting. The provisions of Section 9 of this Article shall govern the number necessary to transact business. (K.R.S. 271B.8-200).

Section 7. Notice of Meeting. No Notice need be given of any Regular Meeting of the Board. Notice of special Meetings shall be served upon each Director in person or by mail addressed to him at his last known post office address, at least two days prior to the date of such meeting, specifying the time and place of the meeting and the business to be transacted thereat. At any meeting at which all of the Directors shall be present, although held without Notice, any business may be transacted which might have been transacted if the Meeting had been duly called.

The Board of Directors may permit any or all Directors to participate in a regular or Special Meeting by, or conduct the meeting through the use of means of communication by which all Directors simultaneously hear each other during this meeting. A Director participating in a meeting by this means shall be deemed to be present in person at the meeting. (K.R.S. 271B.8-200).

Section 8. Place of Meeting. The Board of Directors may hold its meeting either within or without the Commonwealth of Kentucky at such place as may be designated in the Notice of any such meeting.

Section 9. Quorum. At any meeting of the Board of Directors, the presence of a majority of the Board shall be necessary to constitute a quorum for the transaction of business. However, should a quorum not be present, a lesser number may adjourn the meeting to some further time, not more than seven days later.

Section 10. Voting. At all meetings of the Board of Directors, each Director shall have one vote irrespective of the number of shares which he may hold.

Section 11. Compensation. Each Director shall be entitled to receive for attendance at each meeting of the Board or of any duly constituted committee thereof, which he attends, such fee as is fixed by the Board.

Section 12. Vacancies. Any vacancy occurring in the Board of Directors by reason of death, resignation or otherwise, shall be filled promptly by a majority vote of the remaining Directors at a Regular Meeting or a special Meeting, which shall be called for that purpose, within thirty days after the occurrence of the vacancy. The Director thus chosen shall hold office for the unexpired term of their predecessor and possess similar qualifications as their predecessor. (K.R.S. 271B.8-100).

Section 13. Removal of Directors. Any Director may be removed, either with or without cause, at any time by a vote of the Shareholders holding a majority of the shares then issued and outstanding and who are entitled to vote for the election of the Director sought to be removed at any Special Meeting called for the purpose or at the Annual Meeting. (K.R.S. 271B.8-080).

Section 14. Resignation. Any Director may resign his office at any time; such resignation to be made in writing and to take effect immediately without acceptance.

ARTICLE III

Officers

Section 1. Officers and Qualifications. The officers of the Corporation shall be a Chairman of the Board, a President who may also serve as Chairman of the Board, a Secretary and a Treasurer. The Officers of the Corporation, other than the Chairman of the Board who must be a Director, need not be either a Shareholder or a Director. Other corporate officers may be elected such as Vice-presidents, from time to time upon the recommendation of management and approval by the Board of Directors. Additional officers, if elected, need not be either Shareholders or Directors. The Directors need not be Shareholders.

Section 2. Election. All officers of the Corporation shall be elected annually by the Board of Directors at its meeting held as soon as practicable after the Annual Meeting of Shareholders.

Section 3. Term of Office. All officers shall hold office until their successors have been duly elected and have qualified or until removed as hereinafter provided.

Section 4. Indemnification. Unless limited by its Articles of Incorporation, the Corporation will indemnify against reasonable expenses incurred by him in connection with the proceeding by a Director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he shall be joined as a party because he is or was a Director or officer of the Corporation. (K.R.S. 271B.8-520).

Section 5. Removal of Officers. Any officer may be removed, either with or without cause, by the vote of a majority of the Board of Directors.

Section 6. Duties of Officers. The duties and powers of the officers of the Corporation shall be as follows as shall hereafter be set by Resolution of the Board of Directors:

CHAIRMAN

A. The Chairman shall preside at all meetings of the Board of Directors. He shall also preside at all meetings of the Shareholders.

B. Should the Chairman serve as President, he shall have all responsibilities given below under the office of President.

C. He shall present at each Annual Meeting of the Shareholders and Directors a report of the condition of the business of the Corporation.

D. He shall cause to be called Regular and special Meetings of the Shareholders and Directors, in accordance with the requirements of the statute and of these By-Laws.

CHIEF EXECUTIVE OFFICER

A. Powers. The chief executive officer ("CEO") of the Company shall have general control and management of the business affairs and policies of the Company. The CEO shall be generally responsible for the proper conduct of the business of the Company. During the absence or disability of the president, the CEO shall exercise all the powers and discharge all the duties of the president. The CEO shall preside at all meetings of the Members and of the board of directors (unless another individual is voted to be Chairman of the Board) at which he is present; and, in his absence, the president shall preside at such meetings. The CEO shall have such other powers and perform such other duties as from time to time may be conferred or imposed upon him by the board of directors.

B. Execution of Contracts. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the Company.

PRESIDENT

A. He shall appoint, or cause the appointment, discharge and fix the compensation of all employees and agents of the Corporation other than the duly elected officers.

B. He shall sign and execute major contracts in the name of the Corporation and shall cause all notes, drafts or other orders for the payment of money.

C. He shall sign all certificates representing shares.

D. He shall cause all books, reports, statements and certificates to be properly kept and filed as required by law.

E. He shall enforce these By-Laws and perform all the duties incident to this office and which are required by law.

VICE-PRESIDENTS

During the absence or incapacity of the President, the vice- Presidents, in order of. seniority of election, shall perform the duties of the President, and when so acting, shall have all the powers and be subject to all the responsibilities of the office of President and shall perform such duties and functions as the Board may prescribe.

SECRETARY

A. The Secretary shall keep or cause to be kept the Minutes of the Meetings of the Board of Directors and of the Shareholders in appropriate books.

B. He shall attend to the giving of Notice of special Meetings of the Board of Directors and of all the Meetings of the Shareholders of the Corporation.

C. He shall be custodian of the records and seal of the Corporation and shall affix the seal to the certificates representing shares and other corporate papers when required.

D. He shall keep at the principal office of the Corporation a book or record containing the names, alphabetically arranged, of all persons who are shareholders of the Corporation, showing their places of residence, the number and class of shares held by them respectively, and the dates when they respectively became the owners of record thereof. He shall keep such book or record and the Minutes of the proceedings of its Shareholders open daily during the usual business hours, for inspection, within the limits prescribed by law, by any person duly authorized to inspect such records. At the request of the person entitled to an inspection thereof, he shall prepare and make available a current list of the officers and Directors of the Corporation and their resident addresses.

E. He shall sign all certificates representing shares and affix the corporate seal thereto.

F. He shall attend to all correspondence and present to the Board of Directors at its meetings all official communications received by him.

G. He shall perform all the duties incident to the office of Secretary of the Corporation.

TREASURER

A. The Treasurer or his designate shall have the care and custody of and be responsible for all the funds and securities of the Corporation, and shall deposit such funds and securities in the name of the Corporation in such banks or safe deposit companies as the Board of Directors may designate.

B. He shall make, sign and endorse, or cause the signing and endorsement, in the name of the Corporation all checks, drafts, notes and other orders for the payment of money, and pay out and dispose of such under the direction of the President or the Board of Directors.

C. He shall keep or cause to be kept at the principal office of the Corporation accurate books of account of all its business and transactions and shall at all reasonable hours exhibit books and accounts to any Director upon application at the office of the Corporation during business hours.

D. He shall render a report of the condition of the finances of the Corporation at each regular meeting of the Board of Directors and at such other times as shall be required of him, and he shall make a full financial report at the Annual Meeting of the Shareholders.

E. He shall further perform all duties incident to the office of Treasurer of the Corporation.

F. If required by the Board of Directors, he shall give such bond as it shall determine appropriate for the faithful performance of his duties.

OTHER OFFICERS

Other officers shall perform such duties and have such powers as may be assigned to them by the Board of Directors.

Section 7. Vacancies. All vacancies in any office shall be filled promptly by the Board of Directors, either at regular meetings or at a meeting especially called for that purpose.

Section 8. Compensation of Officers. The officers shall receive such salary or compensation as may be fixed by the Board of Directors.

ARTICLE IV

Seal

Section 1. Seal. The seal of the Corporation shall consist of a flat faced circular die with the following words and figures cut or engraved thereon: "ZOELLER COMPANY".

ARTICLE V

Shares

Section 1. Certificates. The shares of the Corporation shall be represented by certificates prepared by the Board of Directors and signed by the Chairman or President and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, and sealed with the seal of the Corporation or a facsimile. The certificates shall be numbered consecutively and in the order in which they are issued, and shall be issued in consecutive order therefrom. In the margin thereof shall be entered the name of the person to whom the shares represented by each such certificate are issued, the number of shares and class or series of such shares, and the date of issue. Each certificate shall state the registered holder's name, the number of shares and class of shares represented thereby, the date of issue, the par value of such shares, or that they are without par value.

Section 2. Subscriptions. Subscriptions to the share shall be paid at such times and in such installments as the Board of Directors may determine. If default shall be made in the payment of any installment as required by such resolution, the Board may declare the shares and all previous payments thereon forfeited for the use of the Corporation, in the manner prescribed by Statute.

Section 3. Transfer of Shares. The shares of the Corporation shall be assignable and transferable only on the books and records of the Corporation by the registered owner or his duly authorized attorney, agent or representative upon surrender of the certificate, duly and properly endorsed, with proper evidence of authority to transfer. The Corporation shall issue a new certificate for the shares surrendered to the person or persons entitled thereto. Additional shares of stock may be issued as set out in the Articles of Amendment to Articles of Incorporation of Zoeller Company and in accordance with the provisions of K.R.S. 271A, (Kentucky Business Corporation Act).

Section 4. Return Certificates. All certificates for shares changed or returned to the Corporation for transfer shall be marked by the Secretary, or his appointee, "Cancelled" with the date of cancellation and the transaction shall be immediately recorded in the certificate book opposite the memorandum of their issue. The returned certificate may be inserted in the certificate book.

ARTICLE VI

Dividends

Section 1. Declaration of Dividends. The Board of Directors at any Regular or Special Meeting may declare dividends payable out of the surplus of the Corporation whenever in the exercise of its discretion it may deem such declaration advisable. Such dividends may be paid in cash, property or shares of the Corporation.

ARTICLE VII

Bills, Notes, Etc.

Section 1. Execution. All bills payable, notes, checks, drafts, warrants or other negotiable instruments of the Corporation shall be made in the name of the Corporation and shall be signed by such officer or officers as the Board of Directors shall from time to time by Resolution direct.

No officer or agent of the Corporation, either singly or jointly with others, shall have the power to make any bill payable, note, check, draft or warrant, or other negotiable instrument, or endorse the same in the name of the Corporation, or contract or cause to be contracted any debt or liability in the name and on behalf of the Corporation except as herein expressly prescribed and provided.

ARTICLE VIII

Offices

The principal office of the Corporation shall be located in the City of Louisville, County of Jefferson, Commonwealth of Kentucky. The Board of Directors may change the location of the principal office of the Corporation and may, from time to time, designate other offices within or without the State as the business of the Corporation may require.

ARTICLE IX

Amendments

Section 1. Manner of Amending.

(A) The Corporation's Board of Directors may amend or repeal the Corporation's By-Laws.

(B) The Zoeller Company Shareholders may amend or repeal the Corporation's By-Laws even though the By-Laws may also be amended or repealed by its Board of Directors. (K.R.S. 271B.10-200).

ARTICLE X

Waiver of Notice

Section 1. Authority to Waive Notice. Whenever, under the provisions of these By-Laws or of any Statute, any Shareholder or Director is entitled to Notice of any Regular or special Meeting or of any action to be taken by the corporation, such Meeting may be held or such action may be taken without the giving of such Notice, provided every shareholder or Director entitled to such Notice in writing waives the requirements of these By-Laws in respect thereto.

(10) Written consent of Deming, Malone, Livesay & Ostroff, certified public accountants



Deming, Malone, Livesay & Ostroff
Certified Public Accountants

December 20, 2005

Mr. Raymond Zoeller
Zoeller Company
P. O. Box 16347
Louisville, Kentucky 40256-0347

Dear Mr. Zoeller:

Consent of Independent Public Accountant

We consent to the incorporation in the Form 1-A filing of the Zoeller Company of our report dated February 2, 2005 relating to the consolidated financial statements of the Zoeller Company as of December 31, 2004 and 2003.

Deming, Malone, Livesay & Ostroff
Independent Public Accountant

By: W. Jerry Hurt
W. Jerry Hurt

Date: Dec. 20, 2005

9300 Shelbyville Road • Suite 1100 • Louisville, Kentucky 40222-5187 • Phone: (502) 426-9660 • Fax: (502) 425-0883

(11) Opinion re legality of Frost Brown Todd LLC

Frost Brown Todd LLC
ATTORNEYS

KENTUCKY · OHIO · INDIANA · TENNESSEE

James A. Giesel
(502) 568-0307
JGIESEL@FBTLAW.COM

December 27, 2005

Zoeller Company
3649 Cane Run Road
Louisville, KY 40211-1961

Re: Qualification of Common Stock

Ladies and Gentlemen:

We have acted as special counsel to Zoeller Company, a Kentucky corporation (the "Company"), in connection with the qualification of 75,000 shares (the "Shares") of the Class Z Common Stock, no par value, of the Company pursuant to the Form 1-A Regulation A Offering Statement (File No. 24-10103) filed on or about the date hereof by the Company under the Securities Act of 1933, as amended, to which this opinion is an exhibit.

As counsel, we have examined originals, or copies certified to our satisfaction, of the Articles of Incorporation and Bylaws of the Company, such agreements, certificates and other statements of government officials and corporate officers and representatives, and other documents as we have deemed relevant and necessary as a basis for our opinion. In such examination we have assumed the genuineness of all documents submitted to us as originals and the conformity with the original document of documents submitted to us as copies. In addition, as to matters of fact only, we have relied, to the extent we deemed such reliance proper, upon certificates and other written statements of public officials and corporate officers of the Company.

Based upon and subject to the foregoing, we are of the opinion that when the Shares are transferred, delivered and paid for, in accordance with the terms of the Offering Statement, the Shares will be duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the above-mentioned Offering Statement, including amendments thereto.

Very truly yours,

FROST BROWN TODD LLC



By: ______________________
James A. Giesel, Member

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville**, State of** Kentucky**, on** December 16**, 20**05**.**

(Issuer) Zoeller Company

By (Signature and Title)



John A. Zoeller, CEO /President

This offering statement has been signed by the following persons in the capacities and on the dates indicated:



Edward Grant, Vice President/Controller



Mike Babrowski, Vice President/Sales



Raymond P. Zoeller, Director/Assistant Secretary



Robert F. Zoeller



Mitchell H. Palmer, Chairman of Board of Directors



Clara W. Zoeller Trust



Sharon Dueffert, Director



Larry Burke, Director



Dale W. Dodrill, Director



Barr Schuler, Director



Bruce E. Zoeller, Director



Thomas Dunham, Director

Each of the persons named above have signed this offering statement in his or her capacity as a selling shareholder.

Selling Shareholders: